      As filed with the Securities and Exchange Commission on June 11, 2001
                                                      Registration No. 333-45628
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  POST-EFFECTIVE AMENDMENT NO. 1 ON FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  TO FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                DIGITAL LAVA INC.
             (Exact name of registrant as specified in its charter)

        DELAWARE                                          95-4584080
(State of incorporation)                    (I.R.S. Employer Identification No.)

                          13160 MINDANAO WAY, SUITE 350
                        MARINA DEL REY, CALIFORNIA 90292
                                 (310) 577-0200
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ROBERT F. GREENE
                             CHIEF EXECUTIVE OFFICER
                                DIGITAL LAVA INC.
                          13160 MINDANAO WAY, SUITE 350
                        MARINA DEL REY, CALIFORNIA 90292
                                 (310) 577-0200
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                              GREGORY M. PETTIGREW
                                LATHAM & WATKINS
                        633 WEST FIFTH STREET, SUITE 4000
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                       CALCULATION OF REGISTRATION FEE
=============================================================================================================
                                                       PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
     TITLE OF EACH CLASS OF           AMOUNT TO BE      OFFERING PRICE     AGGREGATE OFFERING  REGISTRATION
   SECURITIES TO BE REGISTERED         REGISTERED         PER SHARE(1)           PRICE(1)         FEE(2)
-------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.0001
per share........................        2,625,000           $6.06              $15,914,063      $4,201.31
=============================================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The price per share and aggregate offering price are based upon the average of the high and low prices of Digital Lava's common stock on September 8, 2000, as reported on the American Stock Exchange. It is not known how many shares will be purchased under this registration statement or at what price such shares will be purchased.

(2) Paid in connection with the original filing of this registration statement on September 12, 2000.

================================================================================

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



PROSPECTUS



                                DIGITAL LAVA INC.

                        2,625,000 SHARES OF COMMON STOCK


        We are registering 2,625,000 shares of our common stock for resale by the selling stockholders identified in this prospectus. The selling stockholders may offer their shares of common stock through one or more broker-dealers, in one or more transactions on the Nasdaq SmallCap Market in accordance with its rules, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "DGLV". The closing sale price of our common stock, as reported on the Nasdaq SmallCap Market on June 7, 2001, was $1.35 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 --------------


                THE DATE OF THIS PROSPECTUS IS ___________, 2001

                       WHERE YOU CAN FIND MORE INFORMATION


        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we have filed at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can obtain copies of our SEC filings at prescribed rates from the SEC Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also access copies of such material electronically on the SEC's web site at http://www.sec.gov.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and are seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.





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

                                   THE COMPANY


        Digital Lava is a provider of "rich" mixed media software products and services for use in corporate training, communications and sales and marketing applications. Each of these markets (e.g., sales, training) represents multibillion expenditures each year by Fortune 1000 companies. We are positioned within the developing streaming media industry.

        Rich media is defined as streaming video and streaming audio technology. Streaming technology allows an Internet or intranet user to access information in a file before the file is completely downloaded. As a result, large files containing audio and video can be heard or seen almost immediately even with slower connections. By combining streaming audio and video with traditional media assets including slides, graphics, text animation and web links, we have created the next generation category of rich mixed media that can be delivered via compact discs, the Internet or intranets.

        Our current product line includes Digital Lava View, vPublisher, Publishing Services, HotFoot, HotFoot Host, and FireStream Encoding Station(TM). Digital Lava View is a proprietary viewer that allows the user to access the content published in the unique Digital Lava structure. Digital Lava View replaces our VideoVisorProfessional and VideoVisorWeb applications. vPublisher is a proprietary authoring software tool that allows the integration of text, data, voice, video and web links (all of which we refer to as "content") into a Digital Lava View. Digital Lava Views are accessed on CD-ROMs, corporate intranets, or the Internet. Digital Lava View allows the user to individually manage, manipulate and navigate the synchronized information. This allows the user to experience full integration of, and interaction with, differing media types on their computer screen both at home and in the office. All Publishing Services, which consists of services related to the integration of content, result in Digital Lava Views as the end product(s). HotFoot for PowerPoint(TM) allows users to add streaming audio to Microsoft PowerPoint presentations and deliver them electronically to single or multiple recipients via email, electronic media or hosting. FireStream Encoding Station(TM) allows users to encode media from a single source into multiple formats and bit rates simultaneously and in real time.

        We believe these technologies represent a significant market opportunity to shift activity and revenue from classic methods of communicating product information, financial results, training content and general information to a more interactive and effective software application. By utilizing the development of streaming technology and the growth of the Internet, we believe corporations across all business sectors will be able to increase the effectiveness of their sales and marketing efforts, enhance corporate communications and deliver effective financial reporting while eliminating the high cost of travel and executive down time.

        Our principal executive offices are located at 13160 Mindanao Way, Suite 350, Marina del Rey, CA 90292. Our telephone number is (310) 577-0200.

                                  RISK FACTORS


WE HAVE A HISTORY OF LOSSES AND MAY CONTINUE TO INCUR LOSSES.

        We have not achieved profitability on a quarterly or annual basis to date and we expect to incur net losses for the foreseeable future. Failure to achieve profitability could deplete our current capital resources and reduce our ability to raise additional capital. We incurred net losses of approximately $4.2 million in 1997, $3.7 million in 1998, $10.2 million in 1999, and $8.9 million in 2000, and $2.5 million for the three months ended March 31, 2001. We had an accumulated deficit of approximately $32.3 million as of March 31, 2001. The report of our independent accountants with respect to the audited financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2000 states that our recurring losses, significant accumulated deficit and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. We plan to pursue additional equity financing and to continue focusing on reducing our negative cash flows from operations. If additional equity financing and the reduction of our negative cash flows from operations are not possible, our business, financial condition and results of operations would be materially adversely affected.

OUR BUSINESS WILL SUFFER IF OUR TARGET CLIENTS DO NOT ADOPT OUR SOLUTIONS.

        The market for rich media communications solutions is at an early stage of development. Our ability to increase revenues and achieve profitability depends on the adoption and acceptance of our rich media communications solutions. The market for these services has only recently begun to develop and is evolving rapidly. If our target clients do not adopt and accept our solutions, or if we do not timely deploy solutions for our clients or fail to provide a high level of client service, our business, financial condition and results of operations would be materially adversely affected.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT MAY BE DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

        We were originally formed as a limited liability company in July 1995 and were merged into a Delaware corporation in November 1996. We have a limited operating history, which may make it difficult to evaluate our business. In part because we are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving technology markets, we cannot be certain that our business model and future operating performance will yield the results that we seek. Moreover, because the markets for our products and services are constantly changing, we may need to change our business model to adapt. Therefore, we may face the risks, expenses and uncertainties commonly encountered by early-stage companies. We may not be successful in achieving our business objectives on a long-term basis. If we are unable to do so, our business, financial condition and operating results will suffer.

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO IMPLEMENT OUR STRATEGY.

        Successful implementation of our strategy will require our continued access to capital. If we do not generate sufficient cash from operations, our growth could be limited unless we are able to obtain capital through additional debt or equity financings. Debt or equity financings may not be available as required. If we raise additional funds by issuing equity securities, the percentage ownership of our then current stockholders will be reduced. In addition, we may issue equity securities that have rights, preferences or privileges senior to those of the holders of our common stock as determined in the sole discretion of our board of directors. Even if financing is available, it may not be on terms that are favorable to us or sufficient for our needs. If we are unable to obtain sufficient financing, we may be unable to fully implement our growth strategy.

IF WE FAIL TO RESPOND TO RAPID TECHNOLOGICAL CHANGE, OUR RICH MEDIA COMMUNICATIONS SOLUTIONS COULD BE RENDERED OBSOLETE.

        The rich media communications industry is characterized by rapid technological change. Our future success depends upon our ability to rapidly incorporate changing technology into our rich media communications solutions. If we are unable to adapt or respond effectively to technological changes, our business, financial condition and results of operations will be materially adversely affected. In addition, our technology and rich media communications solutions could be rendered obsolete. The development of our technologies and rich media communications solutions requires substantial lead-time and expenditures. We may not be able to keep pace with the latest technological developments, successfully identify and meet the demands of our clients, use new technologies effectively or adapt our rich media communications products to emerging industry standards or to our clients' requirements, or successfully develop, introduce or market new products.

WE DEPEND ON A LIMITED NUMBER OF LARGE CLIENTS FOR A MAJORITY OF OUR REVENUES. ACCORDINGLY, THE LOSS OF OR A DELAY IN PAYMENT FROM ONE OR A SMALL NUMBER OF CLIENTS COULD HAVE A LARGE IMPACT ON OUR REVENUES AND OPERATING RESULTS.

        A limited number of large clients have accounted for a majority of our revenues and may continue to do so for the foreseeable future. For example, although no one client accounted for more than 10% of sales for the three months ended March 31, 2001, one client accounted for approximately 19% of revenues in 2000, another client accounted for approximately 55% of revenue in 1999 and yet another client accounted for approximately 46% of revenue in 1998. If our current clients do not need or want to continue to purchase our solutions and we are not able to sell our solutions to new clients at comparable or greater levels, our revenues may decline significantly. If we were to lose a key client, our business, financial condition and operating results would suffer. In addition, if a key client fails to pay amounts it owes us, or does not pay those amounts on time, our operating results would suffer.

WE DEPEND ON TECHNOLOGY LICENSED FROM OTHER COMPANIES. WE MAY NOT BE ABLE TO RENEW THESE LICENSES AS THEY EXPIRE FROM TIME TO TIME, AND MAY NOT BE ABLE TO REPLACE THE LICENSED TECHNOLOGY WITHOUT SIGNIFICANT EXPENSE OR ENGINEERING EFFORTS, IF AT ALL.

        Many of our applications include technologies that we license from other companies under royalty-free agreements. If we are unable to maintain or renew these licenses on comparable terms when they expire, we would be forced to remove these technologies from our products, develop or license comparable technologies or pay new or additional royalties. This may require additional extensive engineering efforts, significantly decrease our products' functionality, or make such products less profitable for us, any of which could harm our business, financial condition and operating results.

        We may be required to obtain licenses from third parties to refine, develop, market and deliver new products. We may be unable to obtain any needed license on commercially reasonable terms or at all and rights granted under any licenses may not be valid and enforceable.

THE LOSS OF KEY EXECUTIVES COULD ADVERSELY AFFECT OUR BUSINESS.

        Our success depends to a significant degree upon the continued contributions of our key management including Robert Greene, our Chief Executive Officer and Chairman of the Board, and Joshua Sharfman, our President and Chief Technology Officer. Although we have employment agreements with Mr. Greene and Mr. Sharfman, if for any reason any key member of our management team, including Mr. Greene and Mr. Sharfman, ceased to be active in our management, it could have a material adverse effect on our business, financial condition and results of operations.

WE FACE INTENSE COMPETITION FOR PERSONNEL, WHICH COULD IMPAIR OUR ABILITY TO RECRUIT AND RETAIN KEY PERSONNEL.

        Our ability to develop, market and sell our solutions and to maintain our competitive position depends on our ability to attract, retain and motivate highly skilled technical, sales and marketing and other personnel. There is a limited number of people with the necessary technical skills and understanding, and competition for their services, particularly in Southern California, is intense. If we fail to recruit or retain these personnel, our ability to develop, market and sell our solutions will suffer.

WE OPERATE IN MARKETS THAT WILL BECOME INCREASINGLY COMPETITIVE, WHICH COULD LEAD TO DECREASING PRICES AND REDUCED PROFITABILITY.

        The market for rich media communications solutions is highly competitive and we expect that competition will intensify. Increased competition could lead to decreasing prices and profitability. We compete with companies that offer components of rich media communications solutions, including: (1) providers of rich media software tools, (2) multimedia content production and delivery companies, (3) companies that provide content hosting services, which include storing, delivering and tracking the distribution of content and (4) traditional communications and learning solution companies that offer live meeting and seminar services. In addition, our clients and potential clients represent a source of competition to the extent they determine to develop these communications solutions themselves.

        Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing client bases than we do. These competitors may also be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive pricing policies and make more attractive offers to potential employees and partners. We may be unable to compete successfully against current or future competitors and competitive pressures may cause our business to suffer.

WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR ANTICIPATED GROWTH, WHICH COULD IMPAIR OUR EFFICIENCY AND NEGATIVELY IMPACT OUR OPERATIONS.

        We may not be able to manage our growth effectively, which could impair our efficiency, reduce the quality of our solutions, impair further growth and harm our business, financial condition and operating results. If we do not effectively manage this growth, we will not be able to operate efficiently or maintain the quality of our products. Either outcome would harm our operating results. In the past, we have experienced rapid growth, and we plan to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems and successfully hire, train, motivate and manage our employees.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY MAY IMPAIR OUR COMPETITIVE POSITION.

        Our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property are critical to our success. If we are unable to adequately protect our rights from infringement by competitors or others, or from misuse by our licensees, the competitive advantage that our rights provide will be weakened.

        We rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees and independent contractors to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States and abroad. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available.

        We license our proprietary software to third parties pursuant to license agreements that impose restrictions on their ability to utilize the software. The steps taken by us to protect our proprietary rights under these licenses may not be adequate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology or attempt to duplicate our products.

WE MAY BECOME SUBJECT TO INTELLECTUAL PROPERTY LITIGATION IN THE FUTURE THAT COULD CAUSE US TO INCUR SIGNIFICANT EXPENSE AND COULD REQUIRE US TO ALTER OUR PRODUCTS.

        We may be subject to legal proceedings and claims associated with our intellectual property from time to time in the future. These claims, even if without merit, could cause us to expend significant financial and managerial resources. Further, if these claims are successful, we may be required to change our trademarks, alter our copyrighted material or pay financial damages, any of which could harm our business. Third parties may infringe or misappropriate our copyrights, trademarks or similar proprietary rights in the future. In such event, we may be forced to pursue infringement claims against such third parties. These claims also could cause us to expend significant financial and managerial resources.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER, WHICH MAY NEGATIVELY IMPACT OUR STOCK PRICE.

        Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control. These factors include:

- the timing and amount of new contracts and the renewal of existing contracts;

- the relative mix of software license revenues, products and Publishing Services revenues;

-   our pricing strategies; and

- market trends and economic conditions affecting consumers' receptivity of rich media communications products.

        Because of these and other factors, we believe that comparisons of our quarterly operating results are not necessarily meaningful. In addition, it is possible that in some future quarters our operating results will be below the expectations of research analysts and investors, in which case the price of our common stock is likely to decline.

POTENTIAL ERRORS IN OUR SOFTWARE COULD HARM OUR REPUTATION AND REDUCE OUR SALES AND PROFITABILITY.

        Our software may contain "bugs" or errors. Software defects discovered after we release our software could result in loss of revenues, delays in market acceptance and harm to our reputation. Any product liability claim against us, if successful and of sufficient magnitude, could harm our profitability and future sales. Although we typically design our client license agreements to contain provisions that limit our exposure to potential product liability claims, we cannot guarantee that contractual limitations of liability would be enforceable or would otherwise protect us from liability for damages to a client resulting from a defect in our software.




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

WE EXPECT TO GENERATE REVENUES FROM OUR CONTENT HOSTING BUSINESS, WHICH WILL SUFFER IF THE HOSTING EQUIPMENT AND SOFTWARE EXPERIENCE SYSTEM FAILURES.

        We expect to generate revenue from hosting our clients' Hotfoot content on our servers or those of outsourced hosting providers. The ability to host content will depend on the efficient and uninterrupted operation of the hosting computer and communications hardware and software systems. We currently rely upon an outsourced hosting company to provide such services and do not have fully redundant content hosting systems, a formal disaster recovery plan or arrangements with alternative providers of hosting services. All of these content hosting servers are located at facilities in Southern California. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures or similar events. They are also subject to computer viruses, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions we and our outsourced hosting provider may take, the occurrence of a natural disaster or other unanticipated problems at our facilities could result in interruptions in our content hosting service. Any damage to or failure of these content hosting systems could result in interruptions in our content hosting service. System interruptions will reduce our revenues and profits, and our future revenues and profits will be harmed if our clients believe that our content hosting system is unreliable.

OUR STOCK PRICE IS LIKELY TO BE EXTREMELY VOLATILE, WHICH COULD CAUSE AN INVESTOR TO LOSE ALL OR A PART OF SUCH INVESTOR'S INVESTMENT.

        The market price of our common stock is likely to be extremely volatile. The stocks of technology companies like Digital Lava have experienced extreme price and volume fluctuations in recent months, many of which fluctuations appear unrelated to the companies' business, financial condition or operating results. Although the market price of our stock will in part be based on our business, financial condition and operating results, we expect that it will also be affected to a significant degree by these industry-wide price and volume fluctuations.

THERE MAY BE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR STOCK AS A RESULT OF SHARES BEING AVAILABLE FOR SALE IN THE FUTURE.

        Sales of a substantial amount of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price of our common stock. This could also impair our ability to raise additional capital through the sale of our equity securities. Moreover, the exercise of a substantial amount of our outstanding warrants after this offering could adversely affect the prevailing market price of our common stock.


                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. Additionally, statements concerning future matters such as the development of new services, technology enhancements, possible changes in legislation and other statements regarding matters that are not historical are forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above. We undertake no




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

obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


                                 USE OF PROCEEDS

        The shares of common stock offered by this prospectus are being sold by the selling stockholders for their own account, and we will not receive any of the proceeds from the sale of the shares.


                          PRICE RANGE OF COMMON STOCK

Price Range of Common Stock

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "DGLV." Prior to October 12, 2000, our common stock was traded on the American Stock Exchange under the symbol "DGV." Our common stock commenced trading on the American Stock Exchange on February 17, 1999. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock as reported on the Nasdaq SmallCap Market or the American Stock Exchange, as applicable.

                                                          PRICE RANGE
                                                        ----------------
                                                         HIGH       LOW
                                                        -----      -----
               2001
               First Quarter........................... $3.69      $1.01
               Second Quarter (through June 7)..........$2.17      $0.78

               2000
               First Quarter...........................$17.25      $4.63
               Second Quarter..........................$12.00      $5.00
               Third Quarter............................$7.63      $4.75
               Fourth Quarter...........................$5.13      $1.38

               1999
               First Quarter...........................$15.63      $5.00
               Second Quarter..........................$13.31      $5.38
               Third Quarter............................$6.75      $3.56
               Fourth Quarter...........................$7.00      $3.00

        From February 8, 2001 until March 22, 2001, trading in our common stock was halted on the Nasdaq SmallCap Market. Our common stock resumed trading on March 23, 2001. As discussed further under "Management's Discussion and Analysis", on February 8, 2001, we identified revenue recognition issues which related to our third quarter 2000 financial results and initiated an investigation. The Nasdaq halted trading on February 8, 2001, requesting additional information from us. On March 20, 2001, we furnished the Nasdaq with the results of the investigation. On March 23, 2001, our stock resumed trading.

        On June 7, 2001, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $1.35 per share. As of April 12, 2000, there were approximately 94 stockholders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.




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

Dividend Policy

        We currently intend to retain any earnings for use in our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. We have never declared or paid any cash dividends on our capital stock. In the future, the decision to pay any cash dividends will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as our board of directors, in its sole discretion, may consider relevant. We are not under any contractual restrictions as to our present or future ability to pay dividends.

Recent Sales of Unregistered Securities

        Between July 26, 2000 and July 31, 2000, we completed private placements of an aggregate of 2,500,000 shares of our common stock for aggregate gross proceeds of $10,000,000. Pursuant to an exemption under Regulation D of the Securities Act of 1933, as amended, the shares were not registered under the Securities Act. We agreed pursuant to a Registration Rights Agreement dated as of July 26, 2000 to use our best efforts to file a registration statement with respect to the resale of such shares, which was filed on September 12, 2000 and became effective on November 28, 2000. In connection with such private placements, we paid Sutro & Co. Incorporated, which acted as placement agent, discounts and commissions of $787,708 and issued to it a warrant to purchase 125,000 shares of common stock.





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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW

        We believe that our success depends largely on building superior technology and quality into our products and services, extending our technological lead on the competition and developing brand recognition early in a product's life cycle. Accordingly, we will continue to allocate our resources to these activities in the near future. Despite allocating our resources to product development and marketing, growth in revenues may not be achieved in the future. In light of our limited operating history, rapid improvements in technology, and improvements in our marketing capabilities, we believe that period-to-period comparisons of our revenues and operating results, including our gross profit and operating expenses as a percentage of total net revenues, are not necessarily meaningful and should not be relied upon as indications of future performance.

        We have incurred significant net losses and negative cash flows from operations since inception, and as of March 31, 2001, had an accumulated deficit of $32,324,321. We intend to continue to use our resources towards technology development, sales and marketing, and promotion. As a result, we believe that we will continue to incur operating losses and negative cash flows from operations for the foreseeable future and that the rate at which these losses will be incurred may increase from current levels. There can be no assurance that we will be able to achieve or sustain revenue growth, profitability, or positive cash flow on either a quarterly or annual basis.

RESULTS OF OPERATIONS

    COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO YEAR ENDED DECEMBER 31, 1999

Revenues

        Revenues increased to $4,606,231 for the year ended December 31, 2000 from $1,488,045 for the year ended December 31, 1999. The increase of $3,118,186 or 209.55% was due to an increase in sales of $1,570,140 related to Publishing Services, $1,388,446 of software licenses mainly relating to licensing of our vPublisher(TM) software, which we began to sell in 2000, as well as $159,600 from product sales of the FireStream Encoding Station(TM). In addition, the increase in sales was also attributable to the addition of new customers while continuing to sell to existing customers. Software license revenues accounted for approximately 33.5% and 10.5% of revenues for the years ended December 31, 2000 and 1999, respectively. Publishing Services revenues accounted for approximately 63.0% and 89.5% of revenues for the years ended December 31, 2000 and 1999, respectively. Product sales revenue from our FireStream Encoding Station(TM) accounted for approximately 3.5% and 0.0% of revenues for the years ended December 31, 2000 and 1999, respectively. Although Publishing Services revenue continues to represent a majority of our revenue, Publishing Services decreased as a percentage of sales as a result of our change in mix of products due to our selling of vPublisher(TM) in 2000. One customer accounted for approximately 18.8% of revenue in 2000 and 55.0% of revenue in 1999. With our marketing focus on building the services revenue model, we anticipate that Publishing Services revenue will continue to account for a large share of revenues for the foreseeable future.

        Based on the results of a special investigation completed on March 19, 2001, which was conducted by a committee of our board of directors with the assistance of an independent accounting firm and outside counsel, we determined that it was necessary to revise our previously reported unaudited operating results due to revenue recognition issues related primarily to sales of FireStream Encoding Stations(TM) originally reported for the three and nine months ended September 30, 2000. Accordingly, we reversed $598,500 of our third quarter product sales revenue, decreased the related cost of product sales by $292,600 and recorded $292,600 as inventory as of September 30, 2000. These revisions are reflected in our Amended Quarterly Report on Form 10-QSB/A for the period ended September 30, 2000 as filed on March 22, 2001. Such reduction in revenues and related costs are also reflected as reductions in our financial statements for the year ended December 31, 2000 included elsewhere herein.

Cost of Revenues

        Cost of revenues consists primarily of the cost of materials, overhead, freight and applicable labor incurred for the delivery of the product or service. Costs of revenues increased to $2,406,547, or 52.2% of revenues, for the year ended December 31, 2000 from $717,629, or 48.2% of revenues, for the year ended December 31, 1999. This increase was due to increased labor, benefits and overhead costs associated with the increase in services revenue during the quarter as well as the write-down of FireStream Encoding Station(TM) units by $345,200. The write-down in inventory reflects the reduction of the $585,200 carrying value of FireStream Encoding Station(TM) units to the estimated market value of $240,000, as sales of the FireStream Encoding Stations(TM) were significantly lower than our projections.

Operating Costs and Expenses

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, taxes and benefits and related costs for general corporate functions, including executive management, finance, accounting, facilities, legal, fees for professional services and depreciation and amortization. Selling, general and administrative expenses increased to $9,800,082, or 212.8% of revenues, for the year ended December 31, 2000, from $6,398,872, or 430.0% of revenues for the year ended December 31, 1999. The increase was primarily due to increasing the size of the sales force, tradeshow participation, additional personnel and professional fees required to build an infrastructure to support our products and anticipated growth.

        Research and Development Expenses. Research and development expenses consist of expenditures related to technology and software development expenses. Research and development expenses increased to $1,462,259, or 31.7% of revenues, for the year ended December 31, 2000 from $1,005,634, or 67.6% of revenues, for the year ended December 31, 1999 primarily due to increased staffing and labor costs.

        Other Income, Net. Other income, net includes income earned from the short-term investments of cash balances. Other income, net was $134,333 for the year ended December 31, 2000 compared to other income, net of $100,593 for the year ended December 31, 1999. The increase in other income, net was primarily due to the interest income from short-term investments and the reduction of interest expense that was due to the debt reduction in February 1999. Other income, net for the year ended December 31, 2000 was offset by a write down in a short-term investment of $110,000. Other income, net in 1999 includes amortization of premiums and discounts and gains and losses on sales of investments and interest expense related to our financing obligations.

        Extraordinary Item. For the year ended December 31, 1999, we recorded an extraordinary charge of $3,672,656 associated with the extinguishment of debt.

        Net Operating Loss Carryforwards. At December 31, 2000, we had available net operating loss carryforwards for federal and state purposes of approximately $17,305,000 and $11,411,000, respectively. The utilization of the loss carryforwards to reduce future income taxes is not considered likely and will depend upon our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards. Federal net operating loss carryforwards expire from 2008 through 2019 and state net operating loss carryforwards expire from 2001 through 2005. The Internal Revenue Code of 1986 limits the maximum annual use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a corporation. As a result of our initial public offering, a change in ownership occurred which may substantially restrict our use of the net operating loss carryforwards for federal and state income tax purposes. Given the recent history of operating losses, deferred tax assets require full valuation allowance because we believe it is more likely than not that these assets will not be realized.

    COMPARISON OF THREE MONTHS ENDED MARCH 31, 2001 TO THREE MONTHS ENDED MARCH 31, 2000

Revenues

        Revenues decreased to $819,988 for the three months ended March 31, 2001 from $1,035,444 for the three months ended March 31, 2000. The decrease of $215,456 or 20.8% was primarily due to a decrease in revenue related to sales of vPublisher and Video Visor Professional software. Services revenues, which mainly consists of services related to publishing content, accounted for approximately 94.4% and 60.4% of revenues for the three months ended March 31, 2001 and March 31, 2000, respectively. Software license revenues accounted for approximately 3.4% and 39.6% of revenues for the three months ended March 31, 2001 and 2000, respectively. Product sales revenues accounted for approximately 2.2% and 0.0% of revenues for the three months ended March 31, 2001 and March 31, 2000, respectively. No one customer accounted for more than 10% of sales for the three months ended March 31, 2001, while one customer accounted for 27.8% of revenues and another customer accounted for 29.5% of revenues for the three months ended March 31, 2000.

Cost of Revenues

        Cost of revenues consist primarily of the cost of labor, materials, overhead, freight and applicable labor incurred for the delivery of the product or service. Costs of revenues increased to $534,787, or 65.2% of revenues, for the three months ended March 31, 2001 from $477,010, or 46.1% of revenues, for the three months ended March 31, 2000. The increase was primarily due to a $117,000 additional write down of FireStream Encoding Station inventory to its estimated market value, as sales from the FireStream Encoding Station continue to be significantly lower than anticipated. This was somewhat offset by the improved margins obtained on services, as the margin for services increased to 47.4% for the three months ended March 31, 2001 from 24.3% for the same period in 2000.

Operating Expenses

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of general and administrative salaries, taxes and benefits and related costs for general corporate functions, including executive management, finance, accounting, facilities, legal, professional services and depreciation and amortization. Selling, general and administrative expenses increased to $2,350,273 for the three months ended March 31, 2001 from $1,831,343 for the three months ended March 31, 2000. The increase was primarily due to the increase in infrastructure and additional salary costs due primarily to our expanded sales and marketing personnel as well as increased costs related to professional fees. We expect that selling, general and administrative expenses will increase in absolute dollars as we continue to allocate resources to marketing activities and incur expense related to the growth of the business; however, selling, general and administrative expense are presently anticipated to decline as a percentage of revenues.

        Research and Development Expenses. Research and development expenses consist of expenditures related to technology and software development expenses. Research and development expenses increased to $406,248 for the three months ended March 31, 2001 from $303,128 for the three months ended March 31, 2000. The increase was primarily due to the increased level of personnel utilized in product development. We believe that significant investments in technology and content development are required to maintain a technological lead and remain competitive and, therefore, we expect that our research and development expenses will increase in absolute dollars for the foreseeable future; however, research and development expenses are presently anticipated to decline as a percentage of revenues.

        Other Income (Expense), Net. Other income, net includes income earned from the short-term investments on cash balances. Other expense, net includes amortization of premiums and discounts and gains and losses on sales of investments. Other expense, net was $19,686 for the three months ended March 31, 2001 compared with other income, net of $33,341 for the three months ended March 31, 2000. The decrease in other income (expense), net was primarily due to a write down in a short-term investment of $66,000 for an other than temporary decline in market value and decreased level of investments.

        Net Loss. For the three months ended March 31, 2001, our net loss totaled $2,491,006 as compared to $1,542,696 for the three months ended March 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

        On February 22, 1999, we completed an initial public offering of 1,200,000 units, each consisting of two shares of common stock and one redeemable warrant, and received aggregate proceeds of $18,120,000 and net proceeds of $14,596,469. On March 30, 1999, we received aggregate proceeds of $1,711,011 and net proceeds of $1,513,567 from the underwriter's exercise of its over-allotment option of 113,312 units. During the period from completion of the initial public offering through December 31, 2000, we have used approximately
(1) $4,489,000 of the proceeds to repay bridge notes, (2) $1,436,000 for product development expenses, (3) $3,723,000 for sales and marketing expenses, (4) $1,906,000 for facilities and other capital expenditures, and (5) $4,196,000 for working capital and general corporate purposes.

        On July 31, 2000 we completed an offering of 2,500,000 shares of common stock for aggregate gross proceeds of $10,000,000 and net proceeds of $9,011,646.

        Net cash used in operating activities was $6,923,062 for the year ended December 31, 2000 as compared with $7,899,570 for the year ended December 31, 1999. The decrease in use of cash from operations resulted primarily from cash used to purchase inventory and an increase in accounts receivable, offset by an increase in accounts payable and accrued expenses and other current liabilities for the year ended December 31, 2000. Net cash used in operating activities was $2,842,505 for the three months ended March 31, 2001 as compared with $1,294,489 for the three months ended March 31, 2000. The increase was due primarily to an increased in net loss and from cash used to pay accounts payable and accrued liabilities.

        Cash flows used in investing activities was $1,865,420 for the year ended December 31, 2000 as compared to cash used in investing activities of $4,477,564 for the year ended December 31, 1999. The decrease was primarily from the sale of short-term securities partially offset by the purchase of short-term securities. Cash flows provided by investing activities was $2,631,068 for the three months ended March 31, 2001 as compared to cash provided by investing activities of $1,867,366 for the three months ended March 31, 2000. The increase was primarily from the sale of short-term investments.

        Net cash provided by financing activities was $9,389,535 for the year ended December 31, 2000 as compared to $13,054,272 for the twelve months ended December 31, 1999. The decrease was primarily due to the net proceeds received from the completion of our initial public offering and the underwriter's exercise of its over-allotment option in 1999, as compared to our private placement in 2000 which provided net proceeds of $9,011,646 along with the minor exercises of outstanding warrants and options that took place in 2000. Net cash used in financing activities was $23,164 for the three months ended March 31, 2001 as compared to net cash provided by financing activities of $323,896 for the three months ended March 31, 2000. The decrease was primarily due to proceeds from issuance of common stock during the three months ended March 31, 2000 which did not occur during the three months ended March 31, 2001.

        We have incurred significant net losses since inception including net losses of $8,928,324 and $10,206,153 for the years ended December 31, 2000 and 1999, respectively, and net losses of $2,491,006 and $1,542,696 for the three months ended March 31, 2001 and 2000, respectively, and have an accumulated deficit of $32,324,321 at March 31, 2001 and have incurred negative cash from operations since inception including use of cash in operating activities of $6,923,062 and $7,899,570 for the years ended December 31, 2000 and 1999, respectively, and cash used in operating activities of $2,842,505 and $1,294,489 for the three months ended March 31, 2001 and 2000, respectively. Furthermore, we expect to incur losses for at least the next year as anticipated sales volumes in the near term are not sufficient to cover cost of revenues and operating costs and expenses. These conditions raise substantial doubt about our ability to continue as a going concern.

        Based on our current operating plan, we believe that we have sufficient cash, cash equivalents and short-term investment balances to last approximately through the end of 2001. We reduced our staffing in March 2001 which resulted in the following headcount reductions by department: three in marketing, five in customer service, seven in sales and five in development. Although these reductions will reduce our annual salary expenses by $1,508,000, our operating plan assumes we will achieve certain levels of revenues, gross profit and operating costs and expenses, which there can be no assurance that we will be able to achieve. We currently hold an investment in a bond, which matured on January 15, 2001, with a major California electric utility company, that has defaulted on its payments. Such bond is carried at its net realizable value of $374,000 in short-term investments at March 31, 2001. There can be no assurance that we will be able to recover our full investment in this bond. If events or circumstances occur such that we are unable to meet our operating plan as expected, we may be required to seek additional capital and/or we will be forced to further reduce the level of expenditures, which could have a material adverse effect on our ability to achieve our intended business objectives and to continue as a going concern. We plan to seek additional financing and/or strategic investments. There can be no assurance that any additional financing or strategic investments will be available on acceptable terms, if at all. Furthermore, any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

Recent accounting pronouncements

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended by SFAS 137 and 138, establishes methods of accounting and reporting for derivative instruments and hedging activities and is effective for all quarters and for all years beginning after June 15, 2000. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The implementation of SFAS 133 did not have a material impact on our financial statements.

                                    BUSINESS


INTRODUCTION

        Digital Lava is a provider of "rich" mixed media software products and services for use in corporate training, communications and sales and marketing applications. Each of these markets (e.g., sales, training) represents multibillion expenditures each year by Fortune 1000 companies. We are positioned within the developing streaming media industry.

        Rich media is defined as streaming video and streaming audio technology. Streaming technology allows an Internet or intranet user to access information in a file before the file is completely downloaded. As a result, large files containing audio and video can be heard or seen almost immediately even with slower connections. By combining streaming audio and video with traditional media assets including slides, graphics, text animation and web links, we have created the next generation category of rich mixed media that can be delivered via compact discs, the Internet or intranets.

        Our current product line includes Digital Lava View, vPublisher, Publishing Services, HotFoot, HotFoot Host, and FireStream Encoding Station(TM). Digital Lava View is a proprietary viewer that allows the user to access the content published in the unique Digital Lava structure. Digital Lava View replaces our VideoVisorProfessional and VideoVisorWeb applications. vPublisher is a proprietary authoring software tool that allows the integration of text, data, voice, video and web links (all of which we refer to as "content") into a Digital Lava View. Digital Lava Views are accessed on CD-ROMs, corporate intranets, or the Internet. Digital Lava View allows the user to individually manage, manipulate and navigate the synchronized information. This allows the user to experience full integration of, and interaction with, differing media types on their computer screen both at home and in the office. All Publishing Services, which consists of services related to the integration of content, result in Digital Lava Views as the end product(s). HotFoot for PowerPoint(TM) allows users to add streaming audio to Microsoft PowerPoint presentations and deliver them electronically to single or multiple recipients via email, electronic media or hosting. FireStream Encoding Station(TM) allows users to encode media from a single source into multiple formats and bit rates simultaneously and in real time.

        We believe these technologies represent a significant market opportunity to shift activity and revenue from classic methods of communicating product information, financial results, training content and general information to a more interactive and effective software application. By utilizing the development of streaming technology and the growth of the Internet, we believe corporations across all business sectors will be able to increase the effectiveness of their sales and marketing efforts, enhance corporate communications and deliver effective financial reporting while eliminating the high cost of travel and executive down time.

        Our customers include large corporations and business enterprises, such as:

       -  Cisco Systems                  -  Curative Health Services    -  Whirlpool
       -  Dell Computer Corp.            -  Medschool.com               -  Williams Communications
       -  EDS                            -  Network Associates          -  Compaq
       -  Network Appliance              -  KPMG                        -  CompuCom
       -  Intel Corporation              -  Agilent                     -  Alcatel
       -  Novell                         -  Marriott Corporation        -  Sabre
       -  Primedia                       -  Siebel Systems              -  Genentech
       -  Harvard Business School        -  Diedrich Coffee             -  Polaroid
       -  Prudential                     -  Lightspan                   -  Bechtel

        Our products and services have been recognized in terms of quality, technology, focus and delivery. We have received the following industry awards:

    - Platinum Award for MPEG and Streaming Products from Video Multimedia Producer in May 2000;

    -  Readers' Choice Award, also from Video Multimedia Producer, in January
       2000;

    - awards from Multimedia.com including the September 1999 People's Choice Award, the August 1999 Best New Streaming Service Award, and the March 1999 Best New Streaming Product Award;

    -  October 1998 People's Choice Award from Networked Multimedia; and

    -  April 1998 Best New Streaming Product Award, also from Networked
       Multimedia.

        In October 2000, we were named to the "Los Angeles Technology Fast 50" program by Deloitte & Touche.

INDUSTRY BACKGROUND AND MARKET OPPORTUNITY

        We believe the demand for our software applications in the corporate training, communications and distance learning markets will be led by trends and technologies that enable computer-based and Internet-based video training and communications to be used increasingly as substitutes for videotapes, instructor-led training, live meetings and other traditional forms of communications and training. These trends and technologies include:

    - the increasing geographic dispersion and globalization of workforces and client bases;

    - the inherent cost and complexity of product launches for technical products;

    - the growth of multimedia-capable computers and sophisticated computer networks;

    -  advances in personal computer processing power;

    -  high speed communications capabilities;

    - the emergence of the Internet and corporate intranets for a wide variety of business applications; and

    -  the continued growth of streaming media applications.

        Streaming technology enables the transmission and playback of continuous "streams" of multimedia content, such as audio and video, over a computer network. The introduction of streaming media technology from companies such as RealNetworks, Inc., Microsoft Corporation and Apple Computer, Inc. is now providing software developers the opportunity to efficiently deliver significant media content and applications over the Internet and corporate intranets. On the Internet, many businesses and content providers now offer audio, video and other multimedia information. RealNetworks broadcasts thousands of hours per week of live audio and video content over the Internet using its streaming technology, with a substantially greater amount of recorded media already stored and available on the Internet.

        We believe that the use of streaming media and related richmedia applications by businesses and other users is growing. According to a 2000 study by U.S. Bancorp Piper Jaffray, expenditures in the streaming market will grow to $13 billion in 2001 and over $20 billion by 2004. WR Hambrecht & Co. estimates that the online learning market alone will be over $11 billion by 2003.

        The build-out of fiber optical technologies will begin to provide increased bandwidth to the core network. Cable modem and DSL penetration to the home consumer market is still relatively small, although Forrester Research estimates that penetration will grow to over 15 million homes by 2005. The near term revenue opportunity is serving the enterprise corporate worker. According to the Cahners In-Stat Group, 70% of the U.S. workforce has high-speed Internet access at the office.

        The Gartner Group estimates that by 2005, 70% of new application investment and 50% of new information technology infrastructure will focus on richmedia-based solutions. Forrester Research surveys indicate that 47% of enterprises plan to start developing broadband content in the next 12 to 24 months.

        According to Training Magazine, corporations save between 50-70% when replacing instructor-led training with electronic content delivery. These factors, among others, increase the demand for easy access to complex information in an integrated, interactive format, on demand and accessible through a variety of media options. We believe our products and services are poised to satisfy this growing market need.

        We believe that our technology can take advantage of the growing demand for business, video training, communications and distance learning applications. Our software and services provide a rapid, flexible, and low-cost alternative to videotapes, instructor-led training, live meetings, and other traditional forms of communications and training.

DIGITAL LAVA'S SOLUTION

        Today, most streaming video applications provide the user with a passive experience, similar to watching videotape. The ability to search within the video stream for the location of desired information is limited. The user may have to make several attempts before the correct information is found. When viewing a Digital Lava View, the user can simultaneously see a video track, hear an audio track, and view supporting slides, text and other graphics all on his computer. Additionally, the user can watch the video content in either a linear format or individually choose sections of the presentation via a table of contents or a search engine. This allows the user to have complete control of the content, order and frequency of the presentation.

        By deploying the Digital Lava solution, users can instantly and seamlessly navigate through the video, text and graphics to find and view the desired information. The time that was previously spent searching is now applied to the learning process. We believe this personalized experience will increase the effectiveness of the user to understand and utilize the information that is presented.

        As employees struggle to maintain contact with their work through e-mail, pagers, cellular systems and hand-held devices, they are facing ever-increasing demands on their available time. Users of the Digital Lava solution can access the information when they want it, how they want it and as often as they want it. This can improve the ability for a company to get its critical message across to an employee or customer.

        Clients provide us with their content and media assets. Using our vPublisher tool, we then publish this content as a Digital Lava View which the customer can choose to deploy either on the Internet, corporate intranet or via compact discs.

        Our software products support the current streaming standards provided by Microsoft Windows Media Technology and RealNetworks. The implementation of a standards-based technology allows clients complete flexibility in their choice of video hosting servers and architecture. Our solution maximizes a client's previous technological decisions without an additional hardware investment.

PRODUCTS AND SERVICES

        We generate revenues through both services and software licensing (including maintenance and support), as described below:

        Publishing Services. Publishing Services currently comprises the largest portion of our revenues. Our Publishing Services group utilizes clients' traditional media assets -- including audio, video, text, graphics and other assets -- and converts them into fully synchronized and searchable web and desktop presentations. We receive content from our clients, transcribe and translate the audio into one or more languages, index and encode the media, and then publish the presentation in the Digital Lava View presentation format. The Digital Lava View presentation is delivered to the client for distribution via the Internet, intranet, CD-ROM, or any combination thereof.

        Consulting and Custom Services. We provide a range of consulting and custom services. We consult with the client, advising the client on the best practices for publishing richmedia communications. When a client wishes to engage us for consulting services, we also advise on the best practices for instructional design (i.e., the most efficient and effective way to use richmedia communications for training purposes in light of the client's business and industry). Moreover, we train our clients to maximize the benefits of our proprietary software.

        vPublisher. Early in 2000, we began licensing our proprietary authoring software, vPublisher, to our large-enterprise customer base. This vPublisher application is the same high-end publishing solution used by our Publishing Services group for internal production, and is therefore, we believe, time-tested and proven to be the most efficient, powerful and robust solution of its kind in the market today.

        The vPublisher application provides our clients with several specific benefits. The system simplifies the publishing process so that producers no longer need to be proficient in the use of programming, scripting or authoring languages. We believe that vPublisher decreases production time, regardless of user experience, enabling the creation of compelling richmedia at very low cost relative to other authoring tools.

        Client Interfaces and Digital Lava View. The output from either our Publishing Services or vPublisher software is the same -- an elegant richmedia presentation called Digital Lava View. The Digital Lava View is a standards-based graphical interface (java in a browser window such as Explorer or Netscape), comprising major media players (Windows Media, Real, or MPEG), graphics of any type including MacroMedia Flash animations, indexing, searchability, and more, packaged as a single interactive experience. Our proprietary java application synchronizes and controls all of this content completely invisible to the user, and will run on any Windows system that supports Java Virtual Machine (JVM) -- which is included in virtually all PCs today.

        Prior to introducing Digital Lava View, we produced output in the form of vvWeb for Internet and intranet delivery, or vvPro for CD-ROM delivery (with greater functionality than vvWeb). Digital Lava View replaces both of these applications.

        HotFoot and HotFoot Host. In April 2000, we introduced our HotFoot suite of software products for the desktop. The initial product was HotFoot for PowerPoint, which is a downloadable plug-in for Microsoft PowerPoint. HotFoot allows users to add audio to a PowerPoint file and subsequently produce a searchable, synchronized richmedia presentation at the push of a button. This presentation can then be distributed as an executable attachment to an e-mail message or by streaming over the Internet using our HotFoot Host ASP subscription service.

        PowerPoint 97 or PowerPoint 2000 users can create and disseminate this interactive streaming content right from their desktops. Utilizing a pull-down menu built into PowerPoint, users easily add and/or edit audio for each slide in any of the PowerPoint slide views. Recipients of a HotFoot presentation require Microsoft Windows Media Player but do not need any additional software or even Microsoft PowerPoint to open and interact with the presentation. Because it was specifically designed for use with Microsoft PowerPoint, HotFoot is our only application that is limited to use with Windows Media.

        HotFoot Host is a web-based service that allows creators of HotFoot presentations to store, manage and deploy their presentations to one or multiple viewers via the Internet. Using HotFoot Host, HotFoot presentations are streamed to the viewer rather than sent as an e-mail attachment, which alleviates concerns regarding network security and large file attachments.

        FireStream Encoding Station. In the third quarter of 2000, we introduced the FireStream Encoding Station to augment our vPublisher offering. The FireStream Encoding Station allows the user to control tape decks, encode simultaneously into Real, Microsoft, and MPEG, and provide extensive additional functionality related to encoding. This product was originally developed for usage by our Publishing Services group. The release of FireStream to the general market was intended to augment a more complete vPublisher sale and provide a stand-alone encoding solution for high-volume encoding.

STRATEGIC RELATIONSHIPS

        GE Capital IT Solutions Education Services (GECITS). We were selected to provide custom training technology to GECITS. GECITS is an independent IT solutions provider which designs, creates, and manages IT infrastructure for business. We are part of the complete solution that GECITS presents to clients through our direct sales efforts and web-based marketing. We anticipate that this relationship will begin to realize its potential in late fiscal 2001.

        Question Mark Corporation. Question Mark is one of the leading providers of test, quiz, tutorial, survey and assessment solutions. We integrate Question Mark Perception(TM) technology within Publishing Services in order to create richmedia assessment environments for distance learning and training.

        Activate. Activate is a leading live-event webcasting providers and streaming Content Delivery Network, offering services ranging from production to hosting. We have a strategic relationship with Activate to provide our customers with end-to-end delivery solutions for our services.

        Mini Mercial. We integrate Mini Mercial production, scripting, and talent into our Publishing Services (and vice-versa) in order to provide a complete product launch, sales training, or related Digital Lava View service.

        Microsoft and RealNetworks. We support both Microsoft and RealNetworks media players. In order to maintain complete compatibility with these disparate streaming architectures, we work extensively with both companies to ensure seamless integration.

    - Microsoft. We are a Microsoft Windows Media Services Independent Software Vendor. Windows Media Services is the collective name for Microsoft's proprietary software to serve, distribute, report, and view streaming media over the Internet and intranets. We also license Microsoft's Internet Explorer Administration Kit under a royalty free license and distribution agreement. This agreement permits us to customize Microsoft's Internet Explorer web browser for integration into Digital Lava View and other products. These integrated products allow end users to view streamed video content that is linked with other Web browser content.

    - RealNetworks. We have entered into a consulting and development agreement with RealNetworks, Inc. under which RealNetworks has developed custom software to allow us to integrate RealNetworks' RealPlayer software with Digital Lava View and other applications.

COMPETITION

        The market for software and services for the Internet and intranets is relatively new, constantly evolving and intensely competitive. We expect that competition will intensify in the future. Our principal competitors include Eloquent, Inc., IVT, Inc., Media1st, Inc. and SeeItFirst, Inc.

        We also compete or may compete with live interactive streaming software companies including Akamai Technologies, Inc., Centra Software, Inc., Mshow.com, Placeware, Inc. and SeeItFirst, Inc.

        We also compete or may compete with consumer publishing software companies including Adobe Systems, Inc., Macromedia, Inc., Microsoft Corp., RealNetworks, Inc. and Ulead Systems, Inc.

        We also compete or may compete indirectly with audio and video indexing companies including Convera, Inc., MediaSite, Inc. and Virage, Inc.

        We also compete or may compete with presentation and slideshow companies including Presenter, Inc. and BrainShark, Inc.

        We also compete or may compete with encoding solution companies including AnyStream, Inc., LoudEye Technologies, Inc. and Pinnacle Systems, Inc.

        Our Digital Lava View also competes indirectly with delivery systems for multimedia content other than audio and video, such as Flash by Macromedia and Enliven by Narrative Communications Corp.

        Many of our competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources than us. As a result, these competitors may be able to develop products comparable or superior to ours or adapt more quickly to new technologies or evolving customer requirements.

        Competitive factors in these markets include:

    -  the quality and reliability of software;

    -  features for creating, editing and publishing video;

    -  ease of use and interactive user features;

    -  cost per user; and

    - compatibility with the user's existing network components and software systems.

        To expand our user base and further enhance the user experience, we must continue to innovate and improve the performance of our software. We are committed to the continued market penetration of our brand, products and services. We may, as a strategic response to changes in the competitive environment, implement pricing, licensing, service or marketing changes designed to extend our current brand and technology franchise. For example, we may elect to reduce the price for select versions of our software or even make select versions available for download free of charge. Continued price concessions or other actions in response to the emergence of new pricing or distribution strategies by our competitors may reduce our future revenues, earnings and cash flows and our business may be harmed.

INTELLECTUAL PROPERTY

        Our success depends in part on our ability to protect our proprietary software and other intellectual property. To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers. Despite these protections, a third party could copy or otherwise obtain and use our products or technology, or develop similar technology independently.

        We currently have seven patents pending in the U.S. relating to our product architecture and technology. The pending patent applications may not be granted, or, if granted, may not provide any competitive advantages to us. Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a patent has issued or issues in the future which covers our products, we would need to either obtain a license or design around the patent. We may not be able to obtain a license on acceptable terms, if at all, nor design around the patents.

        We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we have not conducted and do not conduct comprehensive patent or trademark searches to determine whether we infringe patents or other proprietary rights held by third parties.

        If discovered that our products violated third-party proprietary rights, there can be no assurance that we would be able to obtain licenses to continue offering our products without substantial reengineering or that reengineering would be successful, that a license would be available on commercially reasonable terms, if at all, or that litigation could be avoided or settled without substantial expense and damage awards. Any claims against us relating to the infringement of third-party proprietary rights, even if without merit, could result in the expenditure of significant financial and managerial resources and in injunctions preventing us from distributing certain products.

        To license many of our products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software products, our products are susceptible to unauthorized copying and uses that may go undetected, and policing unauthorized use is difficult. In general, our efforts to protect our intellectual property rights may not be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those we develop. Our failure or inability to protect our proprietary rights could materially adversely affect our business, financial condition and results of operations.

        We also rely on certain technology that we license from third parties, including software that is integrated with internally developed software and used in our products, to perform key functions. In the future, third-party technology licenses may not be available to us on commercially reasonable terms. The loss of any of these technologies could have a material adverse effect on our business, financial condition and results of operations.

CORPORATE HISTORY

        We originally operated as LAVA, L.L.C., a New Jersey limited liability company that was formed in July 1995. In November 1996, LAVA, L.L.C. merged into Digital Lava Inc., a Delaware corporation. We completed our initial public offering of common stock in February 1999.

EMPLOYEES

        We currently have 64 full-time employees and two part time employees, including 12 in product development, 29 in customer service, 12 in sales and marketing and 9 in finance and administration. Employees are based at varying locations nationwide, but principally at our facilities in Marina del Rey, California.

PROPERTIES

        Our headquarters are located in Marina del Rey, California. We lease an aggregate of 24,698 square feet at a current monthly lease rate of $44,456. The lease agreement for this location is non-cancelable and terminates on August 30, 2005. We currently have the option to extend the lease agreement for an additional five-year period at the then-current market value. We believe that our facilities are adequate for our operations.

LEGAL PROCEEDINGS

        From time to time, we are involved in routine litigation in the ordinary course of our business, none of which we presently anticipate will have a material adverse effect on our business.

                                   MANAGEMENT


      The following table sets forth the name, age and position of each director and executive officer:

NAME                                      AGE    POSITION
----                                      ---    --------
Robert Greene......................       44     Chief Executive Officer and Chairman
                                                 of the Board
Roger Berman.......................       46     Director
John Carrington....................       57     Director
Mark Mangiola......................       45     Director
Michael Wheeler....................       51     Director
Joshua D.J. Sharfman...............       43     President and Chief Technology Officer
Bennet Lientz, Jr. ................       31     Chief Financial Officer
Brian Berlin.......................       49     Vice President, Sales
Ralph Boulware.....................       58     Vice President, Services
Shawn Butler.......................       31     Vice President, Business Development
David Florence.....................       39     Vice President, Marketing


        Robert Greene has served as Chief Executive Officer and a director of Digital Lava since June 1999. From 1995 to June 1999, Mr. Greene served as Senior Vice President of The Lightspan Partnership Inc., an interactive educational software vendor. From 1982 to 1995, Mr. Greene served as Senior Vice President and Zone General Manager of Showtime Networks, Inc., a cable television network. Mr. Greene holds a BA degree from the University of Virginia, a Certificate of Marketing Management and a Speakeasy Senior Executive Certificate from the University of Denver.

        Roger Berman has served as a director of Digital Lava since its inception in July 1995. From July 1995 to December 1997, Mr. Berman was the President of Digital Lava. Prior to joining Digital Lava, Mr. Berman served as President of St. Eve International, Inc., an apparel company, from May 1992 to July 1995 and Sherne Lingerie, Inc. from January 1986 to December 1991. Mr. Berman holds a BA degree from Hamilton College and a MBA from New York University.

        John Carrington has served as director of Digital Lava since April 1999. Since May 1999, Mr. Carrington has served as the President and Chief Executive Officer of Websense, Inc., a provider of employee Internet management products, and has served as its Chairman since June 1999. From 1996 to 1998, Mr. Carrington served as Chairman, President and Chief Executive Officer of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry. From 1991 to 1995, he served as President and Chief Executive Officer of Digitalk, a software development tools company. Mr. Carrington currently serves on the boards of directors for Interact Corp, a sales automation and e-commerce provider, and Websense, Inc. Mr. Carrington holds a BA degree from the University of Texas and a MBA from the Southern Methodist University.

        Mark Mangiola has served as a director of Digital Lava since November 2000. Since 1997, Mr. Mangiola has served as President and Chief Executive Officer of @Home Solutions Network Inc. From 1996 to 1997, Mr. Mangiola served as Vice President of Operations for @Home. From 1995 to 1996, Mr. Mangiola served as President and Chief Executive Officer of Positive Communications Inc., a provider of personal communications products. From 1979 to 1995, Mr. Mangiola served as Executive Vice President and General Manager for Time Warner/KBLCOM. He completed his undergraduate studies at California State University, Long Beach, where he earned a BS degree, and graduate studies at the University of Southern California, where he earned a business degree.

        Michael Wheeler has served as a director of Digital Lava since March 2000. Mr. Wheeler is currently President and Director of e2enet. From 1996 to 1999, Mr. Wheeler was President of CNBC/Dow Jones Business Video a joint venture between NBC, Microsoft and Dow Jones. From 1991 to 1996, Mr. Wheeler was Senior Vice President and General Manager of NBC New Media. From 1987 to 1991, Mr. Wheeler was President of the Financial News Network. Mr. Wheeler is also a founding member and Vice Chairman of the New York New Media Association. Mr. Wheeler is a member of the NYNMA Angels Investor group and also helped create the handbook "Building A Successful New Media Business." Mr. Wheeler received a BA in journalism from the University of Missouri.

        Joshua D.J. Sharfman has served as President and Chief Technology Officer of Digital Lava since February 1999. From May 1996 to June 1999, Mr. Sharfman served as Chief Executive Officer and a director of Digital Lava. From 1994 to 1996, Mr. Sharfman served as Vice President of Research and Development at ParcPlace-Digitalk, Inc., a cross-platform object-oriented software firm. Since 1980, Mr. Sharfman has also served as an Adjunct Professor of Engineering at the University of Southern California. In addition, Mr. Sharfman has served for four years on the Scientific Advisory Board of the University of Southern California's Integrated Media Systems Center, a National Science Foundation funded multimedia research program. Mr. Sharfman holds a BS degree from the University of California, Los Angeles and a MS degree from the University of Southern California.

        Bennet Lientz, Jr. served as Interim Chief Financial Officer of Digital Lava from December 2000 through March 2000, and began serving as Chief Financial Officer on April 1, 2001. From January 2000 to December 2000, Mr. Lientz served as the Chief Financial Officer and in-house counsel for Harvest Solutions, Inc., a full service provider of Internet tracking and reporting software solutions for e-commerce and traditional companies. From February 1999 to October 1999, Mr. Lientz served as Controller for Rainmaker Digital Pictures, a subsidiary of Rainmaker Entertainment Group, a post production and visual effects company. From February 1998 through February 1999, Mr. Lientz served as Assistant Controller for Digital Domain, Inc., a provider of visual effects for commercial and film production. During 1996 and 1997, Mr. Lientz worked as an independent forensic accountant and financial consultant. Mr. Lientz has also worked as a senior associate at Coopers & Lybrand, LLP and internal auditor for California Federal Bank, Inc. He is a licensed Certified Public Accountant and an attorney in the State of California. He holds a BA in Business Economics from the University of California at Santa Barbara, and received his Juris Doctorate from Southwestern University School of Law.

        Brian Berlin has served as Digital Lava's Vice President of Sales since April 2001 and previously served as Director of Sales, Western Region and as Director of Business Development since 1998. From 1994 to 1998, Mr. Berlin served as the Director of Sales at NovaQuest, a Los Angeles-based systems integrator. From 1991 to 1994, Mr. Berlin served as the Director of Sales, Western Region for AimTech Corporation, a multimedia software firm providing Computer Based Training authoring software and services to major corporations throughout the Western United States. From 1989 to 1991, Mr. Berlin was National Sales and Marketing Director for Hitachi America Ltd., Office Automation Division. From 1986 to 1989, Mr. Berlin served as Regional Sales Director for NEC Technologies. Mr. Berlin holds a BS in Mass Communications from Kansas State University.

        Ralph Boulware has served as Vice President of Services for Digital Lava since February 2000. From 1996 to January 2000, Mr. Boulware served as Senior Vice President and Director of Operations for WFS Financial, a financing organization. From 1992 to 1996, Mr. Boulware served as Managing Partner for Alternative Resources Now, Inc., a receivables factoring organization. From 1989 to 1992 Mr. Boulware was Chief Operating Officer for Data Line Service Company, an organization providing data processing support to financial institutions. Mr. Boulware holds a BS from the University of San Francisco and a MBA from the University of California at Los Angeles.

        Shawn Butler joined Digital Lava in January 2001 as Vice President of Business Development. From 1999 to September 2000, Mr. Butler served in several leadership positions, including Executive Director and Vice President, at Akamai Technologies and INTERVU (which was acquired by Akamai in April 2000) in both business development and product management. From August 1995 to December 1998, Mr. Butler served as Director of Business and Marketing at Wavefunction, a provider of molecular modeling and visualization software to the academic and pharmaceutical research industry. From 1994 to 1995, he served as a financial consultant to the U.S. Department of Justice, and as a Legislative Aide to (now) Congressman Mike Thomson. He received a MBA (MPIA) from the University of California at San Diego in 1994, where he also graduated as an undergraduate with honors and earned a BA in both history and mathematics.

        David Florence joined Digital Lava in January 2001 as Vice President of Marketing. From May 2000 to December 2000, he was responsible for marketing and advertising programs at OnlineLearning.net. From 1997 to 2000, he oversaw advertiser's marketing programs for GoTo.com and directed global marketing efforts for Lucent Technologies. From 1996 to 1997, he served as a senior product line manager for Sun Microsystems. From 1993 to 1995, he served as a Senior Marketing Manager at Motorola, overseeing advanced two-way communications. Mr. Florence graduated magna cum laude and Phi Beta Kappa from UCLA, where he earned a BA in quantitative psychology. He received a graduate fellowship in human factors engineering at Virginia Tech, and a MBA in marketing and new venture management from the University of Southern California.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

        Section 16(a) of the Securities Exchange Act of 1943 requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. These people are required by SEC regulations to furnish us with copies of all such filed reports. To our knowledge, based solely on a review of the copies of such reports furnished to us, and written representations from certain insiders that no other reports were required during the year ended December 31, 2000, all section 16(a) filing requirements applicable to such persons were complied with, except that (i) Messrs. Lientz, Berlin, Boulware, Butler, Florence, Mangiola and Wheeler did not timely file a Form 3 and (ii) Mr. Boulware did not timely file a Form 4 and a Form 5.

EXECUTIVE COMPENSATION

        The following table sets forth the total compensation paid during 2000, 1999 and 1998 to our Chief Executive Officer and each of the three most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of December 31, 2000.

                                                                           LONG-TERM
                                                  ANNUAL COMPENSATION    COMPENSATION
                                                ----------------------   ------------
                                                                           SECURITIES
                                                                           UNDERLYING
NAME AND PRINCIPAL POSITION           YEAR      SALARY($)     BONUS($)     OPTIONS(#)
                                      ----      --------      --------     ----------
Robert Greene .....................   2000      $300,000      $100,000      100,000
  Chief Executive Officer             1999       159,231            --      376,820
                                      1998            --            --           --

Joshua Sharfman ...................   2000      $253,000      $ 43,750      100,000
  President and Chief Technology      1999       230,000        60,000       90,000
     Officer                          1998            --            --           --

Peter Webb ........................   2000      $322,079            --       50,000
  Vice President, Sales               1999        28,333      $ 25,000       50,000
                                      1998            --            --           --

Ralph Boulware ....................   2000      $131,006      $ 21,063       50,000
  Vice President, Services            1999            --            --           --
                                      1998            --            --           --

        Option Grants. The following option grants were made to officers named in the above table during 2000:


                               NUMBER OF      PERCENTAGE
                               SECURITIES      OF TOTAL
                               UNDERLYING      OPTIONS     EXERCISE OR
                                OPTIONS       GRANTED TO    BASE PRICE        EXPIRATION
                                GRANTED       EMPLOYEES     PER SHARE)           DATE
                               ----------     ----------   ------------     --------------
Robert Greene...............    100,000          7.62%        $5.250           June 21, 2010
Joshua Sharfman.............    100,000          7.62%        $6.875         August 22, 2010
Peter Webb..................     50,000          3.81%        $6.875         August 22, 2010
Ralph Boulware..............     25,000          1.91%        $6.1875       February 3, 2010
Ralph Boulware..............     25,000          1.91%        $6.875         August 22, 2010

        Option Exercises and Option Values. The following table sets forth information with respect to stock options held by the above-named officers on December 31, 2000. These officers did not exercise any options in 2000. The value of the options is based on the fair market value of the options at December 31, 2000.

                                      NUMBER OF SHARES              VALUE OF UNEXERCISED
                                     OF STOCK UNDERLYING                IN-THE-MONEY
                                     UNEXERCISED OPTIONS                   OPTIONS
                                    AT DECEMBER 31, 2000            AT DECEMBER 31, 2000
                                 ----------------------------    ----------------------------
NAME                             EXERCISABLE     UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
------------------------------   -------------   ------------    ------------   -------------
Robert Greene................      150,728          326,092              --             --
Joshua Sharfman..............       52,500          137,500          $  781        $ 2,344
Peter Webb...................       12,500           87,500          $5,469        $16,406
Ralph Boulware...............           --           50,000              --             --

EMPLOYMENT AND CONSULTING AGREEMENTS

      Robert Greene. We have entered into an employment agreement with Robert Greene, Chief Executive Officer, which expires on June 30, 2002. Under the terms of his employment agreement, Mr. Greene receives an annual base salary of $300,000 and stock options to purchase 5% of the equity of Digital Lava on a fully diluted basis as of July 1, 1999. Subject to certain conditions, these stock options will vest as follows: 40% on July 1, 2000, and 20% on each of the first, second and third anniversaries of such date. Mr. Greene is eligible to receive an annual bonus of up to $100,000 and future grants of stock options at the discretion of the board of directors. A state court may determine not to enforce, or only partially enforce, certain provisions of this agreement.

      Joshua Sharfman. We have entered into an employment agreement with Joshua Sharfman, President, which expires on December 31, 2001. Under the terms of his employment agreement, Mr. Sharfman is entitled to receive an annual base salary of not less than $230,000. In addition, the agreement provides that if Mr. Sharfman is terminated without cause he will receive a severance payment equal to his annual salary. Mr. Sharfman's employment agreement provides that he will not, directly or indirectly, compete with us for a period of six months following his termination in certain circumstances.

      Roger Berman. On March 1, 1999, we entered into a consulting agreement with Roger Berman under which Mr. Berman has agreed to provide us with certain financial, operational and strategic development services, including financing and credit strategies, cash management and human resources. The agreement had a term of two years. Under the agreement, Mr. Berman received an annual fee of $60,000 and received a $60,000 bonus in February 1999. Mr. Berman is a director of Digital Lava.

      Shawn Butler. On January 2, 2001, we entered into a letter agreement with Shawn Butler, Vice President, Business Development. Under the terms of such agreement, Mr. Butler is an at-will employee and is entitled to receive an annual base salary of not less than $150,000. In addition, the agreement provides that a change of control of Digital Lava will result in the vesting fully and immediately of all of the options granted to Mr. Butler.

      Bennet Lientz, Jr. On April 1, 2001, we entered into a letter agreement with Bennet Lientz, Jr., Chief Financial Officer and Vice President, Finance. Under the terms of such agreement, Mr. Lientz is an at-will employee and is entitled to receive an annual base salary of not less than $135,000. In addition, the agreement provides that a change in control of Digital Lava will result in the vesting fully and immediately of all 75,000 options granted to Mr. Lientz, and if Mr. Lientz is terminated without cause he will receive a severance payment equal to two months and a prorated portion of his bonus.

DIRECTORS' COMPENSATION

      Our directors who are not full-time employees of Digital Lava receive $1,000 for attendance at each meeting of the board of directors or any committee of the board and are reimbursed for their out-of-pocket expenses in connection with their attendance.

      Under our 1996 Incentive and Non-Qualified Stock Option Plan (the "Plan"), each individual who first joins the board of directors anytime after our initial public offering will receive, on the date of initial election or appointment, an automatic nonstatutory option grant to purchase 30,000 shares of common stock, provided that such person is not an employee of Digital Lava. In addition, on the date of each annual stockholders meeting thereafter, each individual who continues to serve as an Independent Director (as defined in the Plan) will automatically be granted a nonstatutory option to purchase 10,000 shares of our common stock, provided such individual has served on the board for at least ninety days prior to such annual meeting. Each such grant will have an exercise price per share equal to the closing price of the common stock on Nasdaq on the option grant date, and will have a term of 10 years, subject to earlier termination should the director cease to serve on the board. The shares subject to each initial

30,000-share automatic option grant will be exercisable in a series of three successive equal annual installments commencing on the grant date. The shares subject to each subsequent 10,000-share automatic option grant will be exercisable in four annual installments commencing on the grant date. However, the shares will immediately become exercisable in full upon changes in control or ownership.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


      In November 1999, we issued a $230,000 loan to Joshua Sharfman in exchange for a promissory note. The note bears no interest and is payable and is due in full upon termination of employment if such termination occurs prior to July 1, 2001. If termination of employment does not occur prior to July 1, 2001, the note will be forgiven. This transaction was ratified by our entire board of directors, a majority of whom did not have an interest in the transaction.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


      The following table sets forth information regarding the beneficial ownership of our common stock, as of April 13, 2001 by (1) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) each of our directors and named executive officers and (3) all of our executive officers and directors as a group.

      Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage ownership for each listed person includes the shares of common stock underlying options or warrants held by that person and exercisable within 60 days of April 13, 2001, but excludes shares of common stock underlying options or warrants held by any other person.

      Unless otherwise indicated, the address of each beneficial owner is 13160 Mindanao Way, Suite 350, Marina del Rey, California 90292.



                                                       SHARES OF           PERCENTAGE OF
                                                      COMMON STOCK         COMMON STOCK
                                                      BENEFICIALLY         BENEFICIALLY
      NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED               OWNED
-------------------------------------------------     ------------         -------------
Robert Greene(1) ................................        165,728              2.25%
Roger Berman(2) .................................        165,902              2.30%
John Carrington(3) ..............................         20,000                  *
Mark Mangiola(4) ................................         10,000                  *
Michael Wheeler(5) ..............................         20,000                  *
Joshua Sharfman(6) ..............................        135,583              1.87%
Peter Webb(7) ...................................         12,500                  *
Ralph Boulware(8) ...............................          6,250                  *
Austin W. Marxe & David M. Greenhouse(9)
  153 East 53rd Street
  New York, NY 10022 ............................        667,100              9.27%
All executive officers and directors as a
  group (11 persons)(10) ........................        523,663              7.02%

--------------
 *   Less than 1%.

(1) Includes 150,728 shares of common stock issuable upon exercise of options exercisable within 60 days.

(2) Includes 10,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

(3) Includes 20,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

(4) Includes 10,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

(5) Includes 20,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

(6) Includes 52,500 shares of common stock issuable upon exercise of options exercisable within 60 days.

(7) Includes 12,500 shares of common stock issuable upon exercise of options exercisable within 60 days.

(8) Includes 6,250 shares of common stock issuable upon exercise of options exercisable within 60 days.

(9)  Information is based on Schedule 13G filed on February 14, 2001. Such
     Schedule 13G reported that 667,100 shares of common stock are beneficially owned by Austin W. Marxe and David Greenhouse, of which 10,600 shares of common stock are owned by Special Situations Fund III, L.P., 250,000 shares of common stock are owned by Special Situations Technology Fund, L.P., 2,500 shares of common stock are owned by Special Situations Cayman Fund, L.P. and 404,000 shares of common stock are owned by Special Situations Private Equity Fund, L.P.

(10) Includes 263,428 shares of common stock issuable upon exercise of options exercisable within 60 days.

                              SELLING STOCKHOLDERS


        The 2,625,000 shares of our common stock which may be offered under this prospectus are beneficially owned by the selling stockholders listed in the table below.

        All of the selling stockholders other than Sutro & Co. Incorporated acquired their shares of common stock pursuant to a Subscription Agreement dated as of July 26, 2000. Sutro & Co. Incorporated acted as placement agent in connection with such offering, pursuant to which we paid it customary placement agent fees. Sutro & Co. Incorporated acquired its shares of common stock upon exercise of a warrant issued on July 31, 2000.

        Because the selling stockholders may sell all or some portion of the shares covered by this prospectus and there are currently no agreements, arrangements or understandings with respect to the sale of any shares, we cannot estimate the number of shares, and the percentage of outstanding shares of common stock, that will be held by any of them after completion of this offering. In addition, some of the selling stockholders may have sold all or some portion of the shares covered by this prospectus under the prospectus filed on Form S-3, which became effective on November 28, 2000.

        This prospectus also covers any additional shares of common stock which become issuable in connection with shares sold by the prospectus by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

        The following table identifies each selling stockholder and sets forth information to our knowledge as of November 27, 2000 with respect to the number of shares of common stock held by each selling stockholder prior to the offering pursuant to the prospectus filed on Form S-3 which became effective on November 28, 2000 and the number of shares of common stock which may be offered under this prospectus from time to time by each selling stockholder. Percentage ownership is based on 7,199,319 shares of common stock outstanding on May 10, 2001.

        Except as described above, we are unaware of any material relationship between any of the selling stockholders and us in the past three years other than as a result of the ownership of the shares of common stock.

                                                         NUMBER OF
                                                           SHARES     PERCENT OF      NUMBER OF
                                                       BENEFICIALLY   OUTSTANDING   SHARES HEREBY
SELLING STOCKHOLDER                                        OWNED         SHARES       REGISTERED
-------------------                                    ------------   -----------   -------------
Special Situations Private Equity Fund L.P. .......        404,000         5.6%         400,000
153 East 53rd Street, 55th Floor
New York, NY 10022

New Frontier Capital L.P. .........................        686,000         9.5%         306,250
919 Third Avenue, 6th Floor
New York, NY 10022

Special Situations Technology Fund L.P. ...........        250,000         3.5%         250,000
153 East 53rd Street, 55th Floor
New York, NY 10022

                                                         NUMBER OF
                                                           SHARES     PERCENT OF      NUMBER OF
                                                       BENEFICIALLY   OUTSTANDING   SHARES HEREBY
SELLING STOCKHOLDER                                        OWNED         SHARES       REGISTERED
-------------------                                    ------------   -----------   -------------
Upland Associates L.P. ............................       250,000          3.5%         250,000
530 Fifth Avenue, 26th Floor
New York, NY 10036

Watson Investment Partners I ......................       169,500          2.4%         169,500
237 Park Avenue, Suite 801
New York, NY 10017

Carol C. Timmis ...................................       160,000          2.2%         160,000
278 Hawley Road
North Salem, NY 10560

JMG Capital Partners L.P. .........................       125,000          1.7%         125,000
1999 Avenue of the Stars, Suite 2530
Los Angeles, CA 90067

JMG Triton Offshore Fund Limited ..................       125,000          1.7%         125,000
1999 Avenue of the Stars, Suite 2530
Los Angeles, CA 90067

Sutro & Co. Incorporated ..........................       125,000          1.7%         125,000
11150 Santa Monica Blvd
Suite 1500
Los Angeles, CA 90025

Donald P. Moriarty ................................       100,000          1.4%         100,000
20 Prospect Hill Avenue
Summit, NJ 07901

John H. Timmis ....................................       100,000          1.4%         100,000
278 Hawley Road
North Salem, NY 10560

Valor Capital Management L.P. .....................       100,000          1.4%         100,000
200 Park Avenue, Suite 3900
New York, NY 10166

Edward Giles, IRA #2 ..............................        70,000          *             65,000
c/o Fiduciary Trust International
2 World Trade Center
New York, NY 10048

Goodnow, Grey & Co. ...............................        60,000          *             60,000
36 Old Kings Highway South
Suite 300
Darien, CT 06820

Westward Inc. .....................................       686,000          9.5%          43,750
919 Third Avenue, 6th Floor
New York, NY 10022

                                                         NUMBER OF
                                                           SHARES     PERCENT OF      NUMBER OF
                                                       BENEFICIALLY   OUTSTANDING   SHARES HEREBY
SELLING STOCKHOLDER                                        OWNED         SHARES       REGISTERED
-------------------                                    ------------   -----------   -------------
Vertical Partners L.P. ............................        40,000          *             40,000
36 Old Kings Highway South, Suite 300
Darien, CT 06820

Watson Investment Partners II .....................        38,000          *             38,000
237 Park Avenue, Suite 801
New York, NY 10017

Benjamin P. & Catherine S. Griess .................        25,000          *             25,000
28 Johnson Place
Rye, NY 10580

Edward M. & Patricia V. Giles Insurance Trust .....        25,000          *             25,000
c/o Fiduciary Trust International
2 World Trade Center
New York, NY 10048

Joseph D. Lansing .................................        25,000          *             25,000
160 Biscay Drive
Bal Harbour, FL 33154

Chester White .....................................        12,500          *             12,500
329A 17th Street
Manhattan Beach, CA 90266

John Belko ........................................        10,000          *             10,000
P.O. Box 156
43 Old Harbor Road
Adamsville, RI 02801

John Everets ......................................        10,000          *             10,000
c/o Boston Private Bank
Attn:  Don Brown
10 Post Office Square
Boston, MA 02109

Bruce A. Haverberg ................................        10,000          *             10,000
10 Tremont, Suite 200
Boston MA 02108

Mary T. Haverberg .................................        10,000          *             10,000
10 Tremont, Suite 100
Boston MA 02108

John D. Hogan, IRA #1 .............................        11,000          *             10,000
c/o Fiduciary Trust International
2 World Trade Center
New York, NY 10048

                                                         NUMBER OF
                                                           SHARES     PERCENT OF      NUMBER OF
                                                       BENEFICIALLY   OUTSTANDING   SHARES HEREBY
SELLING STOCKHOLDER                                        OWNED         SHARES       REGISTERED
-------------------                                    ------------   -----------   -------------
Arthur A. & Alice E. Sasahara Insurance Trust .....        10,000          *             10,000
The Courtyard, #12
1115 Beacon Street
Newton, MA 02461

Claire R. Saxe ....................................        10,000          *             10,000
84 Westerly Road
Weston, MA 02493

Stuart H. Whitlock ................................        10,000          *             10,000
c/o CIBC World Markets Corp., Custodian
1 Federal St, 22nd Fl
Boston, MA 02110


* Less than 1%.

                          DESCRIPTION OF CAPITAL STOCK


        Our authorized capital stock consists of 35,000,000 shares of common stock, $0.0001 par value and 5,000,000 shares of preferred stock, $0.0001 par value. As of May 31, 2001, there were 7,199,319 shares of common stock issued and outstanding, no shares of preferred stock outstanding and 2,699,458 warrants issued and outstanding

COMMON STOCK

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Digital Lava, the holders of common stock are entitled to receive ratably the net assets of Digital Lava available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

        The board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including:

        - dividend rights;

        - dividend rates;

        - conversion rights;

        - voting rights, which may be greater or lessor than the voting rights of the common stock;

        - rights and terms of redemption;

        - liquidation preferences;

        - sinking fund terms; and

        - the number of shares constituting any series or the designation of a series without any further vote or action by the stockholders.

The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Digital Lava. We have no present plans to issue any shares of preferred stock.

OUTSTANDING WARRANTS

        As of May 31, 2001, warrants to purchase an aggregate of 2,699,458 shares of common stock, at a weighted average exercise price of approximately $8.00 per share, were outstanding and exercisable.

CERTAIN CHARTER AND BYLAWS PROVISIONS

        Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Digital Lava. These provisions could limit the price certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without stockholder approval and provide that special meetings of our stockholders may be called, unless otherwise prescribed by statute or by the certificate of incorporation, only by the board of directors, or by a majority of the members of the board of directors, or by a committee of the board of directors which has been duly designated by the board of directors with power and authority, including the power to call such meetings. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of Digital Lava.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the common stock and the warrant agent for the warrants is American Stock Transfer & Trust Company, Brooklyn, New York.

                              PLAN OF DISTRIBUTION


        We are registering the common stock on behalf of the selling stockholders. The shares offered by this prospectus may be sold from time to time by the selling stockholders or their respective pledgees, donees, transferees or successors in interest, in one or more of the following transactions (which may involve one or more block transactions):

-   on the Nasdaq SmallCap Market;

-   in the over-the-counter market;

-   in privately negotiated transactions;

-   through the writing of options on shares or short sales; or

-   in a combination of such transactions.

        Each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices or at such other price as the selling stockholders determine from time to time. Some or all of the shares offered by this prospectus may be sold directly to market makers acting as principals or through brokers acting on behalf of the selling stockholders or as agents for themselves or their customers or to dealers for resale by such dealers. In connection with such sale, such brokers and dealers may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and may receive commissions from the purchasers of shares offered by this prospectus for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

        The selling stockholders have sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if they deem the purchase price to be unsatisfactory. Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any of the shares offered by this prospectus from or through such broker or dealer. The compensation of such broker-dealers may be deemed underwriting discounts and commissions. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institutions of the shares.

        The broker-dealer or other financial institutions may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

        To comply with the securities laws of certain jurisdictions, if applicable, the shares offered by this prospectus will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless (1) the shares offered by this prospectus have been registered or qualified for sale in such state or an exemption from registration exists or (2) qualification is available and is complied with. Also, each selling stockholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations of both acts, including Regulation M. The provisions of Regulation M may limit the timing of purchases and sales of shares of the common stock by the selling stockholders.

        We will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        Pursuant to the terms of the registration rights agreements between us and the selling stockholders, we will pay all expenses of the registration of the common stock, except that the selling stockholders will pay any applicable underwriting discounts and commissions. The selling stockholders will be indemnified by us against certain civil liabilities, including certain civil liabilities under the Securities Act. We will be indemnified by the selling stockholders against certain civil liabilities, including certain liabilities under the Securities Act.


                                  LEGAL MATTERS

        The validity of the shares offered by this prospectus have been passed upon by Latham & Watkins, Los Angeles, California.


                                     EXPERTS

        The financial statements as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Digital Lava's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      INDEX TO AUDITED FINANCIAL STATEMENTS



                                                                                            PAGE
                                                                                            ----
Report of Independent Accountants............................................................F-3

Balance Sheet at December 31, 2000...........................................................F-4

Statements of Operations for the years ended December 31, 2000 and 1999......................F-5

Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2000 and 1999..F-6

Statements of Cash Flows for the years ended December 31, 2000 and 1999......................F-8

Notes to Financial Statements................................................................F-9

                     INDEX TO UNAUDITED FINANCIAL STATEMENTS



                                                                                             PAGE
                                                                                             ----
Balance Sheet at March 31, 2001 (Unaudited)..................................................F-22

Statements of Operations for the Three Months ended March 31, 2001 and 2000 (Unaudited)......F-23

Statements of Cash Flows for the Three Months ended March 31, 2001 and 2000 (Unaudited)......F-24

Notes to Unaudited Financial Statements......................................................F-25

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and
Stockholders of Digital Lava Inc.


        In our opinion, the financial statements listed in the accompanying index appearing on Page F-1 present fairly, in all material respects, the financial position of Digital Lava Inc. at December 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has incurred significant losses since inception including net losses of $8,928,324 and $10,206,153 for the years ended December 31, 2000 and 1999, respectively, has an accumulated deficit of $29,833,315 at December 31, 2000 and has incurred negative cash flows from operations since inception including cash used in operating activities of $6,923,062 and $7,899,570 for the years ended December 31, 2000 and 1999, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PricewaterhouseCoopers LLP

Orange County, California
April 12, 2001

                                DIGITAL LAVA INC.

                                  BALANCE SHEET


                                                                                 DECEMBER 31,
                                                                                     2000
                                                                                 ------------
                                     ASSETS

Current Assets:
   Cash and cash equivalents .................................................   $  1,309,084
   Short-term investments ....................................................      4,215,469
   Accounts receivable, less allowance for doubtful accounts of $114,035 .....      1,257,673
   Inventory .................................................................        240,000
   Other current assets ......................................................        251,789
                                                                                 ------------
      Total current assets ...................................................      7,274,015
   Fixed assets, net .........................................................      1,290,284
   Restricted cash ...........................................................        496,455
   Other assets ..............................................................         37,994
                                                                                 ------------
                                                                                 $  9,098,748
                                                                                 ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable ..........................................................   $    874,272
   Current portion of capital lease ..........................................         97,437
   Accrued expenses and other current liabilities ............................      1,187,281
   Deferred rent .............................................................        303,668
   Deferred revenue ..........................................................        560,912
                                                                                 ------------
      Total current liabilities ..............................................      3,023,570
   Long term portion of capital lease obligations ............................        108,285
                                                                                 ------------
                                                                                    3,131,855
Commitments and contingencies (Note 10)
Stockholders' equity:
   Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none
      issued and outstanding .................................................             --
   Common stock, $0.0001 par value; 35,000,000 shares authorized; 7,199,319
      shares issued and outstanding ..........................................            719
   Additional paid-in capital ................................................     35,802,332
   Accumulated deficit .......................................................    (29,833,315)
   Accumulated other comprehensive loss ......................................         (2,843)
                                                                                 ------------
      Total stockholders' equity .............................................      5,966,893
                                                                                 ------------
                                                                                 $  9,098,748
                                                                                 ============


   The accompanying notes are an integral part of these financial statements.

                                DIGITAL LAVA INC.

                            STATEMENTS OF OPERATIONS


                                                                YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                               2000               1999
                                                           ------------       ------------
Revenues:
   Services ............................................   $  2,902,492       $  1,332,352
   Software licenses ...................................      1,544,139            155,693
   Product sales .......................................        159,600                 --
                                                           ------------       ------------
      Total revenues ...................................      4,606,231          1,488,045
                                                           ------------       ------------
Cost of revenues:
   Cost of services ....................................      1,941,096            712,280
   Cost of software licenses ...........................         17,841              5,349
   Cost of product sales ...............................        447,610                 --
                                                           ------------       ------------
      Total cost of revenues ...........................      2,406,547            717,629
                                                           ------------       ------------
      Gross profit .....................................      2,199,684            770,416
                                                           ------------       ------------
Operating costs and expenses:
   Selling, general and administrative (includes
      non-cash stock compensation expense of $106,870
      and $129,961, respectively) ......................      9,800,082          6,398,872
   Research and development ............................      1,462,259          1,005,634
                                                           ------------       ------------
      Total operating costs and expenses ...............     11,262,341          7,404,506
                                                           ------------       ------------
      Loss from operations .............................     (9,062,657)        (6,634,090)
   Other income, net ...................................        134,333            100,593
                                                           ------------       ------------
      Loss before extraordinary item ...................     (8,928,324)        (6,533,497)
   Extraordinary loss on extinguishment of debt ........             --         (3,672,656)
                                                           ------------       ------------
      Net loss .........................................   $ (8,928,324)      $(10,206,153)
                                                           ============       ============
Net loss available to common stockholders ..............   $ (8,928,324)      $(10,866,176)
                                                           ============       ============
Basic and diluted loss per share:
   Loss before extraordinary item ......................   $      (1.56)      $      (1.82)
   Extraordinary loss on extinguishment of debt ........             --               (.93)
                                                           ------------       ------------
Net loss ...............................................   $      (1.56)      $      (2.75)
                                                           ============       ============
Weighted average common shares used in basic and
   diluted loss per share ..............................      5,730,605          3,950,935
                                                           ============       ============


   The accompanying notes are an integral part of these financial statements.

                                DIGITAL LAVA INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                 SERIES A               SERIES B            SERIES B-1         SERIES C
                               CONVERTIBLE            CONVERTIBLE         CONVERTIBLE        CONVERTIBLE
                             PREFERRED STOCK        PREFERRED STOCK     PREFERRED STOCK    PREFERRED STOCK
                            ------------------     -----------------   ----------------   -----------------
                            SHARES      AMOUNT     SHARES     AMOUNT   SHARES    AMOUNT   SHARES     AMOUNT
                            ------     -------     ------     ------   ------    ------   ------     ------
Balance, December 31,
  1998 ................    88,584       $ 9       5,552                 930               3,283
Conversion of
  preferred stock to
  common stock ........   (79,760)       (8)     (5,552)               (930)      --     (3,283)       --
Modification of
  series B and
  series C
  convertible
  preferred stock
  conversion rates ....        --        --          --        --        --       --         --        --
Dividend to series B
  and series C
  convertible
  preferred
  stockholders in
  connection with
  modification of
  conversion rates ....        --        --          --        --        --       --         --        --
Series A convertible
  preferred stock
  contributed by
  founders ............    (8,824)       (1)         --        --        --       --         --        --
Common stock
  contributed by
  founders ............        --        --          --        --        --       --         --        --
Conversion of notes
  payable, plus
  accrued interest,
  to common  stock ....        --        --          --        --        --       --         --        --
Issuance of common
  stock and warrants
  pursuant to public
  offering, net of
  expenses of
  $5,613,375 ..........        --        --          --        --        --       --         --        --
Issuance of common
  stock warrants for
  services ............        --        --          --        --        --       --         --        --

                                                                                           ACCUMU-
                                                                                           LATED
                                                                                           OTHER
                                  COMMON STOCK          ADDITIONAL                         COMPRE-
                             --------------------         PAID-IN        ACCUMULATED       HENSIVE     DEFERRED
                             SHARES        AMOUNT         CAPITAL           DEFICIT         LOSS     COMPENSATION        TOTAL
                             ------        ------       ----------       -----------       -------   ------------    -----------
Balance, December 31,
  1998 ................      131,524       $  13         $4,618,29       $ (10,698,838)      $--           $--       $(6,080,520)
Conversion of
  preferred stock to
  common stock ........      907,156          91               (83)                 --                                        --
Modification of
  series B and
  series C
  convertible
  preferred stock
  conversion rates ....       88,003           9           660,014                   --                                  660,023
Dividend to series B
  and series C
  convertible
  preferred
  stockholders in
  connection with
  modification of
  conversion rates ....           --          --                --                                                      (660,023)
Series A convertible
  preferred stock
  contributed by
  founders ............           --          --                 1                   --                                       --
Common stock
  contributed by
  founders ............      (11,028)         (1)                1                   --                                       --
Conversion of notes
  payable, plus
  accrued interest,
  to common  stock ....      894,608          89         5,363,123                   --                                5,363,212
Issuance of common
  stock and warrants
  pursuant to public
  offering, net of
  expenses of
  $5,613,375 ..........    2,626,624         262        16,109,774                   --                               16,110,030
Issuance of common
  stock warrants for
  services ............           --          --           146,889                   --                (16,928)          129,961

                                 SERIES A            SERIES B            SERIES B-1           SERIES C
                               CONVERTIBLE         CONVERTIBLE         CONVERTIBLE          CONVERTIBLE
                             PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK      PREFERRED STOCK
                           ------------------   -----------------     ----------------     -----------------
                           SHARES      AMOUNT   SHARES     AMOUNT     SHARES     AMOUNT    SHARES      AMOUNT
                           ------     -------   ------     ------     ------     ------    ------      ------
Comprehensive loss:
Unrealized loss on
  available for sale
  securities ..........     --          --        --          --        --          --        --          --
Net loss ..............     --          --        --          --        --          --        --          --
Total comprehensive
  loss ................                           --          --        --          --        --          --
                           ------     -------   ------     ------     ------     ------    ------      ------
Balance, December 31,
  1999 ................     --          --        --          --        --          --        --          --
Issuance of common
  stock net of
  expenses of
  $1,568,604 ..........     --          --        --          --        --          --        --          --
Exercise of common
  stock options .......     --          --        --          --        --          --        --          --
Exercise of common
  stock warrants ......     --          --        --          --        --          --        --          --
Issuance of common
  stock warrants for
  services ............     --          --        --          --        --          --        --          --
Amortization of
  common stock
  warrants issued
  for services ........     --          --        --          --        --          --        --          --
Comprehensive loss:
Unrealized gain on
  available for sale
  securities ..........     --          --        --          --        --          --        --          --
Net loss ..............     --          --        --          --        --          --        --          --
Total comprehensive
  loss ................     --          --        --          --        --          --        --          --
                           ------     -------   ------     ------     ------     ------    ------      ------
Balance, December 31,
  2000 ................     --        $ --        --        $ --        --        $ --        --        $ --
                           ======     =======   ======     ======     ======     ======    ======      ======


                                                                                   ACCUMU-
                                                                                   LATED
                                                                                   OTHER
                              COMMON STOCK       ADDITIONAL                        COMPRE-
                         --------------------     PAID-IN       ACCUMULATED        HENSIVE      DEFERRED
                          SHARES      AMOUNT      CAPITAL         DEFICIT           LOSS      COMPENSATION          TOTAL
                         ---------    ------    -----------     ------------      --------    ------------       ------------
Comprehensive loss:
Unrealized loss on
  available for sale
  securities ..........         --       --              --               --       (15,014)              --           (15,014)
Net loss ..............         --       --              --      (10,206,153)           --               --       (10,206,153)
Total comprehensive
  loss ................         --       --              --               --            --               --       (10,221,111)
                         ---------     ----     -----------     ------------      --------      -----------      ------------
Balance, December 31,
  1999 ................  4,636,887      463      26,237,992      (20,904,991)      (15,014)         (16,928)        5,301,522
Issuance of common
  stock net of
  expenses of
  $1,568,604 ..........  2,500,000      250       9,011,396               --            --               --         9,011,646
Exercise of common
  stock options .......     31,830        3         211,236               --            --               --           211,239
Exercise of common
  stock warrants ......     30,602        3         251,766               --            --               --           251,769
Issuance of common
  stock warrants for
  services ............         --       --          89,942               --            --          (89,942)               --
Amortization of
  common stock
  warrants issued
  for services ........         --       --              --               --            --          106,870           106,870
Comprehensive loss:
Unrealized gain on
  available for sale
  securities ..........         --       --              --               --        12,171               --            12,171
Net loss ..............         --       --              --       (8,928,324)           --               --        (8,928,324)
Total comprehensive
  loss ................         --       --              --               --            --               --        (8,916,151)
                         ---------     ----     -----------     ------------      --------      -----------      ------------
Balance, December 31,
  2000 ................  7,199,319     $719     $35,802,332     $(29,833,315)     $ (2,843)     $        --      $  5,966,893
                         =========     ====     ===========     ============      ========      =========        ============


   The accompanying notes are an integral part of these financial statements.

                                DIGITAL LAVA INC.

                            STATEMENTS OF CASH FLOWS


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                       2000               1999
                                                                                   ------------       ------------
Cash flows from operating activities:
  Net loss .....................................................................   $ (8,928,324)      $(10,206,153)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Extraordinary loss on extinguishment of debt ..............................             --          3,672,656
     Deferred revenues .........................................................        281,728             92,275
     Deferred costs ............................................................        (42,407)                --
     Depreciation and amortization .............................................        461,293            141,399
     Allowance for doubtful accounts ...........................................        114,035                 --
     Loss realized on a write down of a short-term investment ..................        110,000                 --
     Amortization of debt discount .............................................             --            130,758
     Compensation from grant of non-employee stock options
     and warrants ..............................................................        106,870            129,961
     Changes in assets and liabilities affecting operating cash flows:
     Accounts receivable .......................................................       (197,019)          (970,493)
     Other assets ..............................................................        132,882           (350,079)
     Inventory .................................................................       (240,000)                --
     Accounts payable ..........................................................        687,910           (512,384)
     Accrued interest ..........................................................             --           (523,952)
     Accrued expenses and other current liabilities ............................        578,255            204,489
     Deferred rent .............................................................         11,715            291,953
                                                                                   ------------       ------------
Net cash from operating activities .............................................     (6,923,062)        (7,899,570)
                                                                                   ------------       ------------
Cash flows from investing activities:
  Purchase of short term investments ...........................................     10,742,029)       (11,619,279)
  Sale of short term investments ...............................................      9,385,018          8,647,978
  Restricted cash ..............................................................         10,000)          (486,455)
  Acquisition of fixed assets ..................................................        498,409)        (1,019,808)
                                                                                   ------------       ------------
Net cash from investing activities .............................................     (1,865,420)        (4,477,564)
                                                                                   ------------       ------------
Cash flows from financing activities:
  Payments on capital lease obligations ........................................        (85,119)           (20,757)
  Proceeds from exercise of common stock options ...............................        211,239                 --
  Proceeds from exercise of common stock warrants ..............................        251,769                 --
  Repayment of notes payable ...................................................             --         (3,923,500)
  Proceeds from issuance of common stock .......................................     10,000,000         19,831,011
  Cost of common stock issuance ................................................       (988,354)        (2,832,482)
                                                                                   ------------       ------------
Net cash from financing activities .............................................      9,389,535         13,054,272
                                                                                   ------------       ------------
Net increase in cash and cash equivalents ......................................        601,053            677,138
Cash and cash equivalents at beginning of period ...............................        708,031             30,893
                                                                                   ------------       ------------
Cash and cash equivalents at end of period .....................................   $  1,309,084       $    708,031
                                                                                   ============       ============


   The accompanying notes are an integral part of these financial statements.

                                DIGITAL LAVA INC.

                          NOTES TO FINANCIAL STATEMENTS


1.  NATURE OF BUSINESS

        Digital Lava Inc., a Delaware corporation (the "Company" or "Digital Lava"), is a provider of hardware and software products and services related to the integration of text, data, voice, video, web links and other rich mixed media content ("content") used to create an interactive software presentation for corporate training, communications, research and other applications. Digital Lava's current product lines include Digital Lava View, vPublisher(TM), HotFoot for PowerPoint(TM) and FireStream Encoding Station(TM). Digital Lava View is a proprietary viewer that allows the user to access the content published in the Digital Lava format. vPublisher(TM) is a proprietary authoring software tool that allows the integration of content into an interactive desktop application published in the Digital Lava format, which is accessed by using the viewer, Digital Lava View, and can be deployed on the Internet, intranet, CD-ROM or a hybrid of CD-ROM and the Internet. Digital Lava also provides services to clients by publishing their content using the Company's proprietary vPublisher(TM) software. HotFoot for PowerPoint(TM) allows users to add streaming audio to Microsoft PowerPoint presentations and deliver them electronically to single or multiple recipients via email or hosting. FireStream Encoding Station(TM) allows users to encode media from a single source into multiple formats and bit rates simultaneously and in real time.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity and capital resources

        The Company has incurred significant net losses since inception including net losses of $8,928,324 and $10,206,153 for the years ended December 31, 2000 and 1999, respectively, has an accumulated deficit of $29,833,315 at December 31, 2000 and has incurred negative cash from operations since inception including use of cash in operating activities of $6,923,062 and $7,899,570 for the years ended December 31, 2000 and 1999, respectively. Furthermore, the Company expects to continue to incur losses for at least the next year as anticipated sales volumes in the near term are not sufficient to cover the Company's cost of revenues and operating costs and expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

        To date, the Company has funded its operational and capital needs primarily through the net proceeds received from its initial public offering in 1999 as well as other equity and debt financing (Note 7). At December 31, 2000, the Company had total cash and cash equivalents, short-term investments, and restricted cash of $6,021,008 and has no credit lines available. Based on the Company's current operating plan, management believes that existing cash, cash equivalents and short-term investment balances will be sufficient to meet the Company's working capital requirements approximately through the end of 2001. However, the Company's operating plan assumes the Company will achieve certain levels of revenues, gross profit and operating costs and expenses, as to which there can be no assurance that the Company will be able to achieve. Also, as discussed further below, the Company holds an investment in a bond, which matured on January 15, 2001, with a major California electric utility company that has defaulted on its payments. Such bond is carried at $440,000 in short-term investments at December 31, 2000, which reflects an impairment of $110,000. There can be no assurance that the remaining carrying value of this investment will be recovered. In addition, if events or circumstances occur such that the Company is unable to achieve its operating plan as expected, the Company may be required to seek additional capital and/or be forced to reduce its level of expenditures, which could have a material adverse effect on the Company's ability to achieve its intended business objectives and to continue as a going concern. The Company plans to seek additional financing and/or strategic investments, however, there can be no assurance that any additional financing or strategic investments will be available on acceptable terms, if at all. Furthermore, any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

        The Company's financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability of the carrying amount of recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the write-down of a bond with a major California electric utility company to its estimated realizable value, inventory valuation allowance, allowance for doubtful accounts, depreciation and amortization and contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

        Digital Lava considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents and investments with original maturities of greater than 90 days to be short-term investments. At December 31, 2000, cash equivalents consisted of money market funds and totaled $1,204,065.

Short-term investments

        Digital Lava accounts for short-term investments in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities, which have readily determinable fair values, and all investments in debt securities. Digital Lava's short-term investments are classified as available-for-sale under SFAS 115 and are reported at fair value. The net unrealized gains or losses on these investments are reported as a separate component of stockholders' equity (deficit), net of tax. When declines in the fair value are considered other-than-temporary, the Company reduces the carrying amount and records the decline in the statement of operations. At December 31, 2000, available-for-sale securities comprised medium and short-term notes of $4,215,469 with maturity dates ranging from January 15, 2001 to April 9, 2001.

        Included in short-term investments at December 31, 2000 is a bond, with a $550,000 maturity value, of a major California electric utility company which has defaulted on payments and has been downgraded by major bond rating agencies. Digital Lava has written down the bond to its estimated realizable value of $440,000 as the decline in value is considered to be other-than-temporary. Such write-down was $110,000 and is included in other income, net for the year ended December 31, 2000.

Fair value of financial instruments

        The carrying amounts of Digital Lava's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value due to their short maturities. The fair values of Digital Lava's capital lease obligations, including current maturities, are estimated using discounted cash flow analyses based on the estimated current incremental borrowing rates for similar types of capital leases. The carrying amount of Digital Lava's capital lease obligations at December 31, 2000 approximates fair value.

Concentration of credit risk

        Financial instruments which potentially subject Digital Lava to concentration of credit risk consists primarily of cash, to the extent balances exceed limits that are insured by the Federal Deposit Insurance Corporation, short-term investments and accounts receivable. Digital Lava places its short-term investments in short-term notes. Digital Lava, by policy, attempts to limit the amount of credit exposure through diversification and investment in highly rated securities. Digital Lava maintains an allowance for doubtful accounts receivable based upon expected collectibility and generally does not require collateral. Digital Lava has recorded an allowance for doubtful accounts of $114,035 at December 31, 2000.

Property and equipment

        Property and equipment are stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of the assets, which are six years for furniture and fixtures and three years for equipment. Capital leases and leasehold improvements are amortized over the shorter of the useful life or the term of the related lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Long-lived assets

        Long-lived assets and intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the asset's carrying amount to future net undiscounted cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

Revenue recognition

        The Company has adopted the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements", which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in the financial statements filed with the SEC. The adoption of SAB 101 had no material impact on the financial statements.

        Service revenues, which consist primarily of short-term professional service contracts for rich mixed media publishing services, are recorded when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery or performance has occurred, Digital Lava's fee is fixed and determinable, and collectibility is probable. Costs associated with professional service contracts, such as salaries and materials, are deferred until the related revenue is recognized.

        The Company records software license revenue, which consists primarily of vPublisher(TM) software licenses, in accordance with AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition", when all the following criteria are met: persuasive evidence of an arrangement exists, delivery or performance has occurred, Digital Lava's fee is fixed and determinable, and collectibility is probable. In addition, for contracts with obligations for delivery of multiple products, services and maintenance, revenue is allocated to each component of the contract based on vendor specific objective evidence of fair value, which is specific to Digital Lava.

        The Company recognizes revenue from product sales, which consists of sales of FireStream Encoding Stations(TM), when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, Digital Lava's price is fixed and determinable, and collectibility is probable.

        Deferred revenue, which primarily relates to publishing services and software licenses, represents up-front cash payments or amounts billed in accordance with the contract, for which the related revenue has not be recognized.

Software development costs

        Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs would be capitalized. Through December 31, 2000, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized.

Research and development

        Research and development activities are expensed as incurred.

Advertising

        The Company expenses advertising costs as incurred. Advertising costs were $383,084 and nil for the years ended December 31, 2000 and 1999, respectively, and are included in selling, general, and administrative expenses.

Inventory

        Inventory is valued at the lower of cost, based on the first-in, first-out basis, or market value. Inventory consisted of FireStream Encoding Station(TM) finished goods at December 31, 2000 and is net of a valuation allowance of $345,200 to reduce inventory to its estimated market value. Included in cost of sales for the year ended December 31, 2000 was an expense related to the write-down.

Income taxes

        Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences affecting Digital Lava's tax liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided if it is considered more likely than not that some or all of resulting deferred tax assets will not be realized.

Stock-based compensation

        As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", Digital Lava accounts for its stock-based compensation arrangements pursuant to Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123. Under APB No. 25, compensation cost is recognized based on the difference, if any, on the measurement date between the fair value of Digital Lava's common stock and the amount an employee must pay to acquire the common stock.

        Digital Lava accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the award in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Abstract No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

Segment reporting

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires the Company to disclose certain segment information used by management for making operating decisions and assessing performance. Management has determined that Digital Lava operated within one discrete reportable business segment for the years ended December 31, 2000 and 1999.

        Revenue by geographical area for the years ended December 31, 2000 and 1999 was as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                              2000                1999
                                                          ------------        ------------
                      United States of America ...        $  4,151,708        $  1,441,637
                      Asia .......................             454,523              46,408
                                                          ------------        ------------
                                Total ............        $  4,606,231        $  1,488,045
                                                          ============        ============

        For the years ended December 31, 2000 and 1999, one customer accounted for approximately 19% and 55% of revenues and another customer accounted for $257,986 or 21% of accounts receivable at December 31, 2000. No other customers accounted for more than 10% of revenues for the years ended December 31, 2000 and 1999 or accounts receivable at December 31, 2000.

Comprehensive loss

        SFAS 130, "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. The disclosures required by SFAS 130 have been included in the statement of stockholders' equity (deficit). The difference between net loss and comprehensive loss for the years ended December 31, 2000 and 1999 represented unrealized gain (loss) on available-for-sale securities.

Loss per share

        Basic loss per share ("EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise of stock options and warrants. Because their effects are anti-dilutive, diluted EPS for the years ended December 31, 2000 and 1999 exclude the effects of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                          2000                1999
                                                     ------------        ------------
Stock options outstanding ...................           1,311,549             860,170
Warrants to purchase common stock ...........           2,699,458           2,272,575
                                                     ------------        ------------
          Total .............................           4,011,007           3,132,745
                                                     ============        ============

        Net loss available to common stockholders represents net loss for the years ended December 31, 2000 and 1999 increased in 1999 by a non-cash deemed dividend of $660,023 recorded in February 1999 to then holders of series B and C convertible preferred stock in conjunction with the change in conversion rates of such shares (Note 7).

Recent accounting pronouncements

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137 and SFAS 138, establishes methods of accounting and reporting for derivative instruments and hedging activities and is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS 133 will not have a material impact on the Company's financial statements.

3.  FIXED ASSETS, NET

        Fixed assets, net comprised the following:

                                                                              DECEMBER 31,
                                                                                  2000
                                                                              ------------
                  Furniture and fixtures .............................        $    532,017
                  Equipment ..........................................           1,220,500
                  Leasehold improvements .............................             263,592
                                                                              ------------
                                                                                 2,016,109
                  Less:  Accumulated depreciation and amortization ...            (725,825)
                                                                              ------------
                                                                              $  1,290,284
                                                                              ============

        At December 31, 2000, property and equipment acquired under capital leases includes furniture and fixtures of approximately $276,610 and accumulated amortization of $100,824, and equipment of $34,988 and accumulated amortization of $15,550.


4.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities comprised the following:

                                                                 DECEMBER 31,
                                                                     2000
                                                                  ----------
                   Wages and benefits payable ............        $  407,806
                   Accrued professional fees .............           287,191
                   Other accrued liabilities .............           492,284
                                                                  ----------
                                                                  $1,187,281
                                                                  ==========

5.  RELATED PARTY TRANSACTIONS

        During the years ended December 31, 2000 and 1999, the Company received ongoing consulting and legal services from certain stockholders, which totaled $159,601 and $588,829, respectively, of which $2,027 is included in accounts payable at December 31, 2000.

        In conjunction with a 1999 employment agreement, Digital Lava entered into a $230,000 unsecured, non-interest bearing note receivable from an officer, which is included in other current assets at December 31, 2000. The note is due in full upon termination of employment if such termination occurs prior to July 1, 2001. If termination of employment does not occur prior to July 1, 2001, the note will be forgiven. The note is being reduced and recorded as compensation expense ratably over the life of the note. Accumulated amortization at December 31, 2000 was $159,232, of which $141,540 and $17,692 was amortized to general and administrative expense for the years ended December 31, 2000 and 1999, respectively. Imputed interest, as determined based on an interest rate of 9%, for the year ended December 31, 2000, is considered immaterial.

6.  EXTINGUISHMENT OF DEBT

        For the year ended December 31, 1999, Digital Lava recorded an extraordinary loss of $3,672,656 on extinguishment of certain promissory notes issued from 1996 to 1998. The extraordinary loss was based on the difference between (a) cash paid plus the value of common stock issued, offset by the value of certain warrants acquired and cancelled and (b) the book value of debt, related issuance costs and accrued interest extinguished. Digital Lava repaid the remaining principal amount of notes not extinguished, upon the consummation of Digital Lava's initial public offering (Note 7).

7.  STOCKHOLDERS' EQUITY (DEFICIT)

Private placement

        On July 31, 2000, Digital Lava completed the sale of 2,500,000 shares of its common stock in an unregistered offering to selected accredited investors, resulting in proceeds, net of cash expenses of $988,354, of $9,011,646. As partial compensation for placement agent services, Digital Lava granted Sutro & Company a warrant to purchase up to 125,000 shares of Digital Lava's common stock at an exercise price of $4.00 per share. The warrant is exercisable at any time prior to July 30, 2007 and no exercise had occurred as of December 31, 2000. The value of such warrant at the date of grant of $580,250 was determined using the Black-Scholes model and was reflected as a non-cash offering expense.

Underwritten initial public offering

        On February 22, 1999, Digital Lava completed an underwritten initial public offering ("IPO") of 1,200,000 units at a price of $15.10 per unit. Each unit consisted of two shares of common stock, at a price of $7.50 per share, and a redeemable warrant, at a price of $0.10 per warrant, to purchase one share of common stock. Proceeds, net of discounts and commissions of $1,514,832, and cash offering expenses paid of $2,008,699, totaled $14,596,469. In addition, on March 30, 1999 the underwriter exercised its over-allotment option to purchase an additional 113,312 units for total proceeds, net of discounts and commissions of $143,136, and cash offering expenses paid of $54,308, of $1,513,567. The warrants are exercisable through February 2004 at an exercise price of $9.00 per share of common stock, subject to adjustment for stock dividends, stock splits, combinations or reclassifications of common stock. In addition, the warrants are redeemable at the option of Digital Lava upon certain conditions, in whole and not in part, at $0.10 per warrant. The warrants are redeemable only if the average closing price of common stock equals or exceeds $19.95 for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of notice of redemption.

        Upon the closing of the IPO, the underwriter purchased from Digital Lava warrants to acquire 240,000 shares of common stock at an exercise price of $12.38 per share of common stock, subject to the same adjustments as discussed above. In addition, Digital Lava issued 120,000 redeemable common stock purchase warrants at an exercise price of $0.17 per warrant. The warrant purchased is exercisable at an exercise price of $9.00 per share of common stock. The redeemable common stock purchase warrants are subject to the same terms of redemption as discussed above for redeemable warrants issued in the IPO. The warrants are exercisable for four years commencing February 22, 2001. The total estimated value, based on the Black-Scholes model, of the redeemable warrants granted to the underwriter of $1,892,400 was reflected as non-cash offering expenses related to the IPO.

        In conjunction with the completion of the IPO, Digital Lava cancelled 8,824 shares of series A convertible preferred stock (which converted to 88,222 shares of common stock) and 11,028 shares of common stock returned by certain officers of Digital Lava. This resulted in the cancellation of 99,250 shares of common stock and was recorded as contributed capital.

        In conjunction with the IPO and extinguishment of certain promissory notes (Note 6), Digital Lava issued 849,600 shares of common stock at a price of $7.50 per share in exchange for (1) the cancellation of one half of the then face value of certain promissory notes and accrued but unpaid interest and (2) all warrants then outstanding that were initially issued in conjunction with these promissory notes. In addition, Digital Lava reacquired warrants issued in conjunction with certain other promissory notes in exchange for 45,008 shares of common stock.

Preferred stock

        Upon completion of Digital Lava's IPO, all shares of Digital Lava's convertible preferred stock converted into common stock of Digital Lava. This transaction was reflected in 1999 as follows:

   Conversion of series A and B-1 convertible preferred stock

        Each share of Digital Lava's series A and B-1 convertible preferred stock outstanding converted into 797,613 and 20,400 shares of common stock, respectively.

   Conversion of series B and C convertible preferred stock

        In conjunction with the completion of the IPO, Digital Lava changed the conversion rate for series B and C convertible preferred stock. As such, each share of Digital Lava's series B and C convertible preferred stock outstanding converted into 113,560 and 63,586 shares of common stock, respectively. The value based on the IPO price of the 88,003 incremental common shares issued to Series B and C preferred holders resulting from the change in conversion rates was recorded as a dividend to the preferred stockholders in the amount of $660,023.

Warrants issued to consultants

        During 1999 and 2000, Digital Lava entered into various consulting agreements over terms ranging from nine months to one year. In conjunction with these agreements, Digital Lava issued warrants to purchase 30,000 shares of common stock at exercise prices ranging from $3.56 to $5.88 per share of common stock. The warrants are exercisable at any time prior to dates ranging from August 2004 to April 2005. The total value of the warrants at the time of issuance, as determined using the

Black-Scholes model, was $89,942 and $146,889, for the years ended December 31, 2000 and 1999, respectively, of which $106,870 and $129,961, respectively, was amortized to general and administrative expense over the term of the related consulting agreement for the years ended December 31, 2000 and 1999.

Shares issuable upon exercise of warrants

        The Company has issued warrants in conjunction with (1) promissory notes, (2) certain consulting agreements and (3) equity financings. Certain of these warrants have been amended or adjusted for (a) anti-dilution provisions resulting from the issuance of equity securities at prices below the previously issued warrants' exercise prices, (b) waiving the acceleration of the maturity date or extending the maturity date of previously issued promissory notes and
(c) conversion of warrants to purchase series A convertible preferred stock to warrants to purchase common stock, due to the conversion of convertible preferred stock to common stock.

        The following table is a summary of all common shares issuable upon exercise of warrants outstanding as of December 31, 2000 and the related weighted average exercise price per common share:

                                                            COMMON
                                                            SHARES         WEIGHTED
                                                           ISSUABLE        AVERAGE
                                                             UPON          EXERCISE
              EXPIRATION DATE                              EXERCISE          PRICE
              ---------------                            ----------        ---------
January 2003 .....................................           86,650        $  6.6363
May 2003 .........................................           34,289        $ 11.4240
July 2003 ........................................            6,700        $  6.6102
December 2003 ....................................          306,021        $  8.4431
February 2004 ....................................        1,794,683        $  8.3727
March 2004 .......................................          129,688        $  7.8636
August 2004 ......................................           10,000        $  3.5625
February 2005 ....................................           22,041        $  6.1250
April 2005 .......................................           20,000        $  5.8750
May 2005 .........................................           30,943        $  6.5003
June 2005 ........................................            1,484        $  6.6102
July 2005 ........................................            3,216        $  6.7009
September 2006 ...................................           81,297        $  8.6129
November 2006 ....................................           12,712        $  5.9150
January 2007 .....................................           12,711        $  5.9150
July 2007 ........................................          125,000        $  4.0000
December 2008 ....................................           22,023        $  4.0873
                                                          ---------
          Total ..................................        2,699,458        $  8.0024
                                                          =========

8.  EMPLOYEE BENEFITS 1996 STOCK OPTION PLAN

        The Company's 1996 Stock Option Plan (the "1996 Option Plan") permits the grant of both incentive stock options designed to qualify under the Internal Revenue Code Section 422 and non-qualified stock options. Incentive stock options may only be granted to employees of the Company whereas non-qualified stock options may be granted to non-employees, directors and consultants. A total of 2,000,000 shares of Common Stock have been reserved for issuance under the 1996 Option Plan. Each option, once vested, allows the optionee the right to purchase one share of the Company's common stock. The board of directors determines the exercise price of the options; options granted to date generally vest 25% per year over four years and expire ten years from the date of grant. Compensation expense equal to the difference between the fair market value of the Company's common stock at the measurement date and the exercise price of the options, if any, is recognized ratably over the vesting period.

        Stock option activity for the years ended December 31, 2000 and 1999 is summarized as follows:

                                                                        OPTIONS OUTSTANDING
                                                                   -------------------------------
                                                 OPTIONS                              WEIGHTED
                                                AVAILABLE                              AVERAGE
                                               FOR ISSUANCE          SHARES         EXERCISE PRICE
                                               ------------        ----------       --------------
Balance at December 31, 1998 ...........           190,382             59,618           $9.14
  Additional authorization .............           750,000                 --           $  --
  Granted ..............................          (827,448)           827,448           $5.50
  Canceled .............................            26,896            (26,896)          $6.08
                                                ----------         ----------
Balance at December 31, 1999 ...........           139,830            860,170           $5.73
  Additional authorization .............         1,000,000                 --           $  --
  Granted ..............................          (616,300)           616,300           $6.31
  Exercised ............................                --            (31,830)          $6.64
  Canceled .............................           133,091           (133,091)          $5.77
                                                ----------         ----------
Balance at December 31, 2000 ...........           656,621          1,311,549           $5.98
                                                ==========         ==========

        The following table summarizes information concerning currently outstanding and exercisable stock options for the 1996 Stock Option Plans as of December 31, 2000.

                                                                           OPTIONS EXERCISABLE AT
                              OPTIONS OUTSTANDING AT DECEMBER 31, 2000        DECEMBER 31, 2000
                             ------------------------------------------   -------------------------
                                                 WEIGHTED
                                                  AVERAGE       WEIGHTED                   WEIGHTED
                                                 REMAINING      AVERAGE                     AVERAGE
           RANGE OF            NUMBER           CONTRACTUAL     EXERCISE    NUMBER         EXERCISE
        EXERCISE PRICES      OUTSTANDING            LIFE         PRICE    EXERCISABLE        PRICE
       -----------------     ------------       -----------     --------  -----------      --------
       $ 2.38 -- $ 4.63           176,413            9.0         $3.49       46,202          $3.53
       $ 5.00 -- $ 6.88         1,032,627            9.0         $6.22      248,632          $5.94
       $ 7.13 -- $ 9.14           102,509            7.9         $7.83      100,509          $7.83
                              -----------                                 ---------
                                1,311,549                                   395,343
                              ===========                                 =========

        The number of options exercisable as of December 31, 1999 was 183,969.

        Pro forma information regarding net income or loss is required by SFAS No. 123. For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense over the options' vesting period. Had compensation cost for these options been determined pursuant to SFAS No. 123, the difference between the Company's net loss as reported and as adjusted for the compensation costs for the years ended December 31, 2000 and 1999 would be as follows:

                                                                         YEAR ENDED
                                                                         DECEMBER 31
                                                               -------------------------------
                                                                   2000               1999
                                                               -----------         -----------
                 Net loss
                   As reported ........................        $(8,928,324)       $(10,206,153)
                   Pro Forma ..........................         (9,952,804)        (10,573,725)
                 Basis and diluted loss per share
                   As reported ........................        $     (1.56)        $     (2.75)
                   Pro Forma ..........................              (1.74)              (2.84)

        The fair value of each stock option grant has been estimated pursuant to SFAS No. 123 on the date of grant using the Black-Scholes option pricing model. The weighted average fair value of options granted for the years ended December 31, 2000 and 1999 were $4.52 and $4.10, respectively. Weighted average assumptions used for options granted during the years ended December 31, 2000 and 1999 were as follows:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                               -------------------------
                                                                 2000             1999
                                                               --------         --------
                        Risk free interest rate .......            6.18%            4.83%
                        Volatility ....................             100%              95%
                        Expected lives (years) ........               5                5
                        Expected dividends ............              --               --

9.  INCOME TAXES

        No provision for income taxes was recorded for the years ended December 31, 2000 and 1999, as the Company incurred net losses during the period and realization of the related loss carryforwards are not considered likely. The reported provision for income taxes differs from the amount computed by applying the U.S. statutory federal income tax rate of 34 percent to loss before extraordinary items and income taxes as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------
                                                      2000                %              1999                %
                                                   -----------       -----------      -----------       -----------
Provision computed at statutory rate ......        $(1,125,000)            (34.0)     $(2,221,000)         (34.0)
Increase (decrease) resulting from:
  State tax, net of federal benefit .......           (182,000)             (5.5)        (353,000)          (5.4)
  Tax credits .............................           (205,000)             (6.2)         (65,000)          (1.0)
  Other ...................................             86,000               2.6          825,000           12.6
  Change in valuation allowance ...........          1,426,000              43.1        1,814,000           27.8
                                                   -----------       -----------      -----------       -----------
                                                   $         0                 0%        $      0              0%
                                                   ===========       ===========      ===========       ===========

        Deferred tax assets and liabilities comprised the following:

                                                                DECEMBER 31,
                                                                   2000
                                                               -----------
Net operating loss carryforwards ......................        $ 6,570,000
Depreciation ..........................................            211,000
Accruals ..............................................            170,000
Research and development costs capitalized for tax ....          1,027,000
Research credit carryforwards .........................            375,000
Other .................................................            277,000
                                                               -----------
Gross deferred tax assets .............................          8,630,000
Less valuation allowance ..............................         (8,630,000)
                                                               -----------
Deferred tax assets net of valuation allowance ........        $         0
                                                               ===========

        The change in the valuation allowance for the years ended December 2000 and 1999 was $1,426,000 and $3,246,000, respectively. The 1999 change in valuation allowance includes $1,432,000 related to the extraordinary loss on extinguishment of debt.

        Because of the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's net operating loss and research credit carryforwards are subject to an annual limitation against income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future tax liabilities.

        As of December 31, 2000, the Company had net operating loss carryforwards for federal and state purposes of $17,305,000 and $11,441,000, respectively. Federal net operating loss carryforwards expire from 2008 through 2019 and state net operating loss carryforwards expire from 2001 through 2005. Given the recent history of operating losses, deferred tax assets require full valuation allowance because management believes it is more likely than not that these assets will not be realized. Accordingly, the accompanying statement of operations includes no deferred benefit for income taxes.

10.  COMMITMENTS AND CONTINGENCIES

Operating leases

        During 2000, the Company entered into a non-cancelable capital lease for furniture and equipment, which expires in February 2003. Under the terms of this agreement, Digital Lava entered into a letter of credit as collateral for the lease. Restricted cash of $10,000 invested in a certificate of deposit at December 31, 2000 collateralized that letter of credit.

        During 1999, Digital Lava entered into a non-cancelable operating lease for its facility, which expires in August 2005. Under the terms of the lease, Digital Lava may extend the term of the lease for an additional five-year period at the then current fair market value. Under the terms of this agreement, Digital Lava entered into a letter of credit as collateral for the lease. Restricted cash of $350,000 invested in a certificate of deposit as of December 31, 2000 collateralized that letter of credit. As part of the facility transition, the former operating lease was retired at a cost of $40,880 which was charged to rent expense in 1999. Rent expense under operating leases was $644,010 and $229,804 for the years ended December 31, 2000 and 1999, respectively.

        During 1999, Digital Lava entered into a non-cancelable capital lease for furniture and equipment, which expires in September 2002. Under the terms of this agreement, a letter of credit was created as collateral for the lease. Restricted cash of $136,455 invested in a certificate of deposit as of December 31, 2000 collateralized that letter of credit.

        Future minimum lease payments under all non-cancelable operating and capital leases, as of December 31, 2000 are as follows:



                                                               CAPITAL           OPERATING
YEAR  ENDING DECEMBER  31,                                      LEASES             LEASES
--------------------------                                    ----------        ----------
2001 .................................................        $  118,677        $  533,477
2002 .................................................           103,632           553,235
2003 .................................................            10,722           563,114
2004 .................................................             2,279           592,752
2005 .................................................                --           395,168
                                                              ----------        ----------
                                                                 235,310        $2,637,746
                                                                                ==========
Less:  Amount representing interest ..................            29,588
                                                              ----------
                                                                 205,722
Less:  Current portion ...............................            97,437
                                                              ----------
Long-term portion of capital lease obligation ........        $  108,285
                                                              ==========

11.  SUPPLEMENTAL CASH FLOW DISCLOSURE

        Cash flow information for the years ended December 31, 2000 and 1999 included the following:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                              ----------------------------
                                                                                 2000              1999
                                                                              ----------        ----------
  Supplemental Disclosure of Cash Flow Information:
    Cash paid during the year for interest ...........................        $   34,051        $  613,460
  Supplemental disclosure of non-cash financing activities:
    Conversion of notes payable,  plus accrued interest,
    to common stock ..................................................                --         1,690,556
    Issuance of warrants to underwriter to purchase common stock
      and warrants to purchase redeemable common stock warrants ......                --         1,892,400
    Dividend to series B and series C convertible preferred
      stockholders in connection with modification of conversion
      rates ..........................................................                --           660,023
    Acquisition of equipment under capital lease .....................            48,590           263,008
    Issuance  of  warrant  to Sutro & Co. in  connection  with the
      sale of common stock ...........................................           580,250                --
    Issuance of warrant to consultant for services ...................            89,942                --

                                DIGITAL LAVA INC.

                            BALANCE SHEET (UNAUDITED)

                                                                                      MARCH 31,
                                                                                        2001
                                                                                   ------------
                                             ASSETS
Current Assets:
   Cash and cash equivalents ...................................................   $  1,074,483
   Short-term investments ......................................................      1,469,221
   Accounts receivable, less allowance for doubtful accounts of $114,035 .......        889,226
   Inventory ...................................................................        117,000
   Other current assets ........................................................        232,143
                                                                                   ------------
      Total current assets .....................................................      3,782,073
   Fixed assets, net ...........................................................      1,203,453
   Restricted cash .............................................................        496,455
   Other assets ................................................................         37,994
                                                                                   ------------
                                                                                   $  5,519,975
                                                                                   ============
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable ............................................................   $    375,803
   Current portion of capital lease ............................................        100,715
   Accrued expenses and other current liabilities ..............................        665,536
   Deferred rent ...............................................................        295,338
   Deferred revenue ............................................................        522,010
                                                                                   ------------
      Total current liabilities ................................................      1,959,402
   Long term portion of capital lease ..........................................         81,843
                                                                                   ------------
                                                                                      2,041,245
Commitments and contingencies (Note 10)
Stockholders' equity:
   Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none
      outstanding at March 31, 2001 ............................................              -
   Common stock, $0.0001 par value; 35,000,000 shares authorized; 7,199,319
      shares issued and outstanding at March 31, 2001 ..........................            719
   Additional paid-in capital ..................................................     35,802,332
   Accumulated deficit .........................................................    (32,324,321)
   Accumulated other comprehensive loss ........................................              -
                                                                                   ------------
      Total stockholders' equity ...............................................      3,478,730
                                                                                   ------------
                                                                                   $  5,519,975
                                                                                   ============

         See accompanying notes to the unaudited financial statements.

                                DIGITAL LAVA INC.

                      STATEMENTS OF OPERATIONS (UNAUDITED)

                                                               THREE MONTHS ENDED MARCH 31,
                                                             -------------------------------
                                                                2001                2000
                                                             -----------         -----------
     Revenues:
        Services ....................................        $   773,816         $   625,361
        Software licenses ...........................             28,222             410,083
        Product sales ...............................             17,950                   -
                                                             -----------         -----------
           Total revenues ...........................            819,988           1,035,444
                                                             -----------         -----------
     Cost of revenues:
        Cost of services ............................            406,823             473,577
        Cost of software licenses ...................              4,964               3,433
        Cost of product sales .......................            123,000                   -
                                                             -----------         -----------
           Total cost of revenues ...................            534,787             477,010
                                                             -----------         -----------
           Gross profit .............................            285,201             558,434
                                                             -----------         -----------
     Operating costs and expenses:
        Selling, general and administrative .........          2,350,273           1,831,343
        Research and development ....................            406,248             303,128
                                                             -----------         -----------
           Total operating expenses .................          2,756,521           2,134,471
                                                             -----------         -----------
           Loss from operations .....................         (2,471,320)         (1,576,037)
        Other income, net ...........................            (19,686)             33,341
                                                             -----------         -----------
           Net loss .................................        $(2,491,006)        $(1,542,696)
                                                             ===========         ===========
     Basic and diluted net loss per share ...........        $     (0.35)        $     (0.33)
                                                             ===========         ===========
     Weighted average common shares used in basic and
        diluted loss per share ......................          7,199,319           4,643,213
                                                             ===========         ===========

          See accompanying notes to the unaudited financial statements.

                                DIGITAL LAVA INC.

                      STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                             THREE MONTHS ENDED MARCH 31,
                                                                            -------------------------------
                                                                               2001                2000
                                                                            -----------         -----------
    Cash flows from operating activities:
      Net loss .....................................................        $(2,491,006)        $(1,542,696)
      Adjustments to reconcile net loss to net cash used in
      operating activities:
         Depreciation and amortization .............................            138,854             109,079
         Loss realized on a write down of a short-term investment...             66,000                   -
         Compensation from grant of non-employee warrants ..........                  -               6,771
         Firestream inventory write down ...........................            117,000                   -
         Changes in operating assets and liabilities:
         Accounts receivable .......................................            368,447             207,598
         Other assets ..............................................             19,646              63,296
         Inventory .................................................              6,000                   -
         Accounts payable ..........................................           (498,469)            100,212
         Accrued expenses and other current liabilities ............           (521,745)           (161,603)
         Deferred revenues .........................................            (38,902)            (85,677)
         Deferred rent .............................................             (8,330)              8,558
                                                                            -----------         -----------
    Net cash from operating activities .............................         (2,842,505)         (1,294,489)
                                                                            -----------         -----------
    Cash flows from investing activities:
      Sale of short term investments ...............................          2,683,091           1,975,374
      Acquisition of fixed assets ..................................            (52,023)           (108,008)
                                                                            -----------         -----------
    Net cash from investing activities .............................          2,631,068           1,867,366
                                                                            -----------         -----------
    Cash flows from financing activities:
      Payments on capital lease obligations ........................            (23,164)            (20,051)
      Proceeds from issuance of common stock .......................                  -             343,947
                                                                            -----------         -----------
    Net cash from financing activities .............................            (23,164)            323,896
                                                                            -----------         -----------
    Net (decrease) increase in cash and cash equivalents ...........           (234,601)            896,773
    Cash and cash equivalents at beginning of period ...............          1,309,084             708,031
                                                                            -----------         -----------
    Cash and cash equivalents at end of period .....................        $ 1,074,483         $ 1,604,804
                                                                            ===========         ===========

         See accompanying notes to the unaudited financial statements.

                                DIGITAL LAVA INC.

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.  THE COMPANY

        Digital Lava Inc., a Delaware corporation (the "Company" or "Digital Lava"), is a provider of software products and services related to the integration of text, data, voice, video, web links and other rich mixed media content ("Content") used to create an interactive software presentation for corporate training, communications, research and other applications. Digital Lava's current product lines include Digital Lava View, vPublisher(TM), HotFoot for PowerPoint(TM) and FireStream Encoding Station(TM). Digital Lava View is a proprietary viewer that allows the user to access the Content published in the Digital Lava format. vPublisher(TM) is a proprietary authoring software tool that allows the integration of Content into an interactive desktop application published in the Digital Lava format, which is accessed by using the viewer, Digital Lava View, and can be deployed on the Internet, intranet, CD-ROM or a hybrid of CD-ROM and the Internet. Digital Lava also provides services to clients by publishing their Content using the Company's proprietary vPublisher(TM) software. HotFoot for PowerPoint(TM) allows users to add streaming audio to Microsoft PowerPoint presentations and deliver them electronically to single or multiple recipients via email or hosting. FireStream Encoding Station(TM) allows users to encode media from a single source into multiple formats and bit rates simultaneously and in real time.

2.   BASIS OF PRESENTATION AND GOING CONCERN

        The accompanying balance sheet as of March 31, 2001 and the statements of operations and cash flows for the three month period ended March 31, 2001 and 2000 have been prepared by the Company without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations for the three month period ended March 31, 2001 are not necessarily indicative of the operating results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-KSB for the year ended December 31, 2000. Certain quarter ended March 31, 2000 amounts have been reclassified from the Company's quarterly reports for 2000 to conform to the current presentation.

        The Company received a report from its independent accountants for its audited financial statements for the year ended December 31, 2000, which included an explanatory paragraph stating that there is substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern. The Company's plans in regards to these matters are described in the discussion on Liquidity and Capital Resources included under "Management's Discussion and Analysis" elsewhere in this prospectus.

3.   NET LOSS PER SHARE

        Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur from common shares issuable through the exercise of stock options and warrants. Because their effects are anti-dilutive, diluted net loss per share for the three months ended March 31, 2001 and 2000 do not include the effects of:

                                                                    THREE MONTHS ENDED MARCH 31,
                                                                    ---------------------------
                                                                       2001             2000
                                                                    ---------        ---------
                      Stock options outstanding ............        1,386,112          907,734
                      Warrants to purchase common stock ....        2,699,458        2,248,444
                                                                    ---------        ---------
                                Total ......................        4,085,570        3,156,178
                                                                    =========        =========

4.   COMPREHENSIVE LOSS

        Statement of Financial Accounting Standards No. 130 requires disclosure of the total non-stockholder changes in equity resulting from revenue, expense, and gains and losses, including those that do not affect retained earnings. The Company's accumulated other comprehensive loss included the following:

                                                     THREE MONTHS ENDED MARCH 31,
                                                   -------------------------------
                                                       2001                2000
                                                   -----------         -----------
Net loss ..................................        $ 2,491,006         $ 1,542,697
Unrealized (gain) loss on available
for sale securities .......................             (2,843)              7,635
                                                   -----------         -----------
Comprehensive loss ........................        $ 2,488,163         $ 1,550,332
                                                   ===========         ===========

5.   RECENT ACCOUNTING PRONOUNCEMENTS

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137 and SFAS 138, establishes methods of accounting and reporting for derivative instruments and hedging activities and is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 was adopted on January 1, 2001 and did not have a material impact on the Company's financial statements.

6.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities is comprised of the following:

                                          MARCH 31,
                                            2001
                                         ----------
Accrued salaries and wages ......        $  141,096
Accrued professional fees .......           194,765
Other accrued liabilities .......           329,675
                                         ----------
  Total .........................        $  665,536
                                         ==========

7.   NON-CASH SUPPLEMENTAL DISCLOSURE

        Non-cash items occurring in the three month period ended March 31, 2001 and 2000 included the following:

                                                    THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                       2001              2000
                                                   ----------        ----------
Change in unrealized loss on available
for sale securities .......................             2,843             7,379
Purchase of equipment under
capital lease .............................                 -            48,591

================================================================================

        NEITHER DIGITAL LAVA NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY INFORMATION OR REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SHARES IN ANY JURISDICTION IN WHICH THE OFFER OR SALE IS PROHIBITED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.


                                -----------------
                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----
Where You Can Find More Information ........................         2
The Company ................................................         3
Risk Factors ...............................................         4
Special Note Regarding Forward Looking .....................         8
Use of Proceeds ............................................         9
Price Range of Common Stock ................................        10
Management's Discussion and Analysis .......................        13
Business ...................................................        17
Management .................................................        25
Certain Relationships and Related ..........................        29
Security Ownership of Certain Beneficial and Management ....        30
Selling Stockholders .......................................        31
Description of Capital Stock ...............................        35
Plan of Distribution .......................................        37
Legal Matters ..............................................        38
Experts ....................................................        38
Index to Financial Statements ..............................        F-1



                               DIGITAL LAVA INC.





                                2,625,000 SHARES

                                       OF

                                  COMMON STOCK






                                -----------------

                                   PROSPECTUS

                                -----------------












                                     , 2001


================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Digital Lava will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee and the Nasdaq SmallCap Market listing fee.

             SEC registration fee........................        $4,201
             Legal and accounting fees and expenses......        50,000
             Printing fees and expenses..................         5,000
             Miscellaneous expenses......................         5,799
                                                               ---------
                Total....................................       $65,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is made, or is threatened to be made, a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Digital Lava's Second Restated Certificate of Incorporation provides that no director will be personally liable to Digital Lava or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Digital Lava or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing the payment of a dividend or repurchase of stock or (iv) for any transaction in which the director derived an improper personal benefit.

        Digital Lava's Amended and Restated Bylaws provide that Digital Lava must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Digital Lava) by reason of the fact that he or she is or was a director or officer of Digital Lava, or that such director or officer is or was serving at the request of Digital Lava as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by Digital Lava, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Digital Lava, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of Digital Lava, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        Digital Lava's Amended and Restated Bylaws provide further that Digital Lava must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Digital Lava to procure a judgment in its favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Digital Lava, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to Digital Lava unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

        Pursuant to its Bylaws, Digital Lava has the power to purchase and maintain a directors and officers liability policy to insure its officers and directors against certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

        Please see Index of Exhibits below.

ITEM 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act");

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that paragraphs A(l)(i) and A(l)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marina del Rey, California, on June 7, 2001.

                                          DIGITAL LAVA INC.

                                          By:   /s/ Robert Greene
                                                --------------------------------
                                                Robert Greene
                                                Chief Executive Officer

                                POWER OF ATTORNEY

        Each person whose signature appears below does hereby constitute and appoint Robert Greene and Bennet Lientz, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agents to act for him in his name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments thereto (including without limitation any post-effective amendments thereto), and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, and to file each of the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed below by the following persons in the capacities indicated on June 7, 2001.


/s/ Robert Greene                      Chairman of the Board and Chief Executive
-------------------------------        Officer (Principal Executive Officer)
          Robert Greene


/s/ Bennet Lientz                      Chief Financial Officer  (Principal Financial
-------------------------------        and Accounting Officer)
          Bennet Lientz


/s/ Joshua Sharfman                    President and Chief Technology Officer
-------------------------------
      Joshua D.J. Sharfman


/s/ Roger Berman                       Director
-------------------------------
          Roger Berman


/s/ John Carrington                    Director
-------------------------------
         John Carrington


/s/ Mark Mangiola                      Director
-------------------------------
          Mark Mangiola


/s/ Michael Wheeler                    Director
-------------------------------
         Michael Wheeler

                                INDEX OF EXHIBITS
                                -----------------

     EXHIBIT
     NUMBER                              DESCRIPTION
     -------                             -----------
      3.1 Second Amended and Restated Certificate of Incorporation of Digital Lava (Incorporated by reference to Exhibit 3(a) to Digital Lava's Form 10-KSB for the year ended December 31, 1999, filed on March 30, 2000)

      3.2 Amended and Restated Bylaws of Digital Lava (Incorporated by reference to Exhibit 3 to Digital Lava's Form 10-QSB for the quarter ended June 30, 2000, filed on August 14, 2000)

      4.1 Registration Rights Agreement dated as of July 26, 2000, between Digital Lava and certain investors (Incorporated by reference to Exhibit 1 to Digital Lava's Form 8-K filed on July 31, 2000)

      4.2 Warrant Agreement (Incorporated by reference to Exhibit 4(b) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.3 Representative's Warrant Agreement (Incorporated by reference to Exhibit 4(c) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.4 1996 Incentive and Non-Qualified Stock Option Plan (Incorporated by reference to Exhibit 4(d) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.5 Amendment No. 1 to 1996 Incentive and Non-Qualified Stock Option Plan, dated as of April 25, 2000 (Incorporated by reference to Exhibit 4.1 to Digital Lava's Form S-8 filed on September 22, 2000 (No. 333-46398))

      4.6 Amendment No. 2 to 1996 Incentive and Non-Qualified Stock Option Plan, dated as of November 2, 2000 (Incorporated by reference to Exhibit 4.6 to Digital Lava's Form 10-KSB for the year ended December 31, 2000, filed on April 23, 2001)

      4.7 Warrant Agreement dated as of September 30, 1996 between Digital Lava and Millennium Capital Management(1) (Incorporated by reference to Exhibit 4(e) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.8 Warrant Agreement dated as of September 30, 1996 between Digital Lava and Miracle Investments Co.(1) (Incorporated by reference to Exhibit 4(f) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.9 Registration Rights Agreement dated September 30, 1996 between Digital Lava, Miracle Investments Co. and Millennium Capital Management (Incorporated by reference to Exhibit 4(g) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.10 Warrant Agreement dated November 1, 1996 between Digital Lava and Eilenberg & Zivian(1) (Incorporated by reference to Exhibit 4(h) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.11 Warrant Agreement dated January 27, 1997 between Digital Lava and Eilenberg & Zivian(1) (Incorporated by reference to Exhibit 4(i) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.12 Warrant Agreement dated May 30, 1997 between Digital Lava and certain investors and finders(1) (Incorporated by reference to Exhibit 4(j) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.13 Registration Rights Agreement dated May 30, 1997 between Digital Lava and certain investors and finders (Incorporated by reference to Exhibit 4(k) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

     EXHIBIT
     NUMBER                              DESCRIPTION
     -------                             -----------
      4.14 Letter Agreement dated October 6, 1998 between Digital Lava and certain investors (Incorporated by reference to Exhibit 4(l) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.15 Warrant Agreement dated July 11, 1997 between Digital Lava and certain investors and finders(1) (Incorporated by reference to Exhibit 4(m) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.16 Registration Rights Agreement dated July 11, 1997 between Digital Lava and certain investors and finders (Incorporated by reference to Exhibit 4(n) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

     4.17 Warrant Agreement dated February 19, 1998 between Digital Lava and certain investors and finders(1) (Incorporated by reference to Exhibit 4(p) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.18 Registration Rights Agreement dated February 19, 1998 between Digital Lava and certain investors and finders (Incorporated by reference to Exhibit 4(q) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.19 Amended and Restated Option Agreement dated as of May 1, 1998 between Digital Lava, Judson Cooper and certain founders of Digital Lava(1) (Incorporated by reference to Exhibit 4(aa) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.20 Amended and Restated Option Agreement dated as of May 1, 1998 between Digital Lava, E&Z Investments and certain founders of Digital Lava(1) (Incorporated by reference to Exhibit 4(ab) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.21 Letter Agreement dated July 15, 1998 between Digital Lava and certain investors and finders (Incorporated by reference to Exhibit 4(u) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.22 Letter Agreement dated July 16, 1998 between Digital Lava and certain investors and finders (Incorporated by reference to Exhibit 4(v) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.23 Letter Agreement dated July 29, 1998 between Digital Lava and certain investors and finders (Incorporated by reference to Exhibit 4(w) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.24 Warrant Agreement dated October 7, 1998 between Digital Lava and certain consultants (Incorporated by reference to Exhibit 4(x) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.25 Registration Rights Agreement dated October 7, 1998 between Digital Lava and certain consultants (Incorporated by reference to Exhibit 4(y) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.26 Letter Agreement dated October 7, 1998 between Digital Lava and certain investors (Incorporated by reference to Exhibit 4(z) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.27 Warrant Agreement dated September 18, 1998 between Digital Lava and United Resources Partners (Incorporated by reference to Exhibit 4(ac) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.28 Registration Rights Agreement dated September 18, 1998 between Digital Lava and United Resources Partners (Incorporated by reference to Exhibit 4(ag) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

     EXHIBIT
     NUMBER                              DESCRIPTION
     -------                             -----------
      4.29 Warrant Agreement dated December 1, 1998 between Digital Lava and Schwartz Communications, Inc. (Incorporated by reference to Exhibit 4(o) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.30 Warrant Agreement dated December 7, 1998 between Digital Lava and certain investors (Incorporated by reference to Exhibit 4(ae) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.31 Registration Rights Agreement dated December 7, 1998 between Digital Lava and certain investors (Incorporated by reference to Exhibit 4(af) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.32 Warrant Agreement dated January 7, 1999 between Digital Lava and certain investors (Incorporated by reference to Exhibit 4(ad) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      4.33 Common Stock Purchase Warrant dated July 31, 2000 between Digital Lava and Sutro & Co. Incorporated (Incorporated by reference to Exhibit 2 to Digital Lava's Form 8-K filed on July 31, 2000)

      4.34 Warrant Agreement dated April 17, 2000 between Digital Lava and Eric Parsells (Incorporated by reference to Exhibit 4.35 to Digital Lava's Form 10-KSB for the year ended December 31, 2000, filed on April 23, 2001)

      4.35        Form of Common Stock Certificate (Incorporated by reference to
                  Exhibit 4(a) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      5.1*        Opinion of Latham & Watkins.

      10.1 Employment Agreement dated September 1, 1998 between Digital Lava and Joshua D.J. Sharfman (Incorporated by reference to
                  Exhibit 10(b) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      10.2 Employment Agreement dated June 21, 1999 between Digital Lava and Robert Greene (Incorporated by reference to Exhibit 10.2 to Digital Lava's Form 10-KSB for the year ended December 31, 2000, filed on April 23, 2001)

      10.3 Consulting Agreement dated September 1, 1998 between Digital Lava and Roger Berman (Incorporated by reference to Exhibit 10(c) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      10.4 Agreement dated January 8, 1998 between Digital Lava and RealNetworks, Inc. (Incorporated by reference to Exhibit 10(h) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      10.5 Agreement dated April 1, 1998 between Digital Lava and RealNetworks, Inc. (Incorporated by reference to Exhibit 10(i) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      10.6 Software License Agreement dated March 31, 1997 between Digital Lava and Cinax Designs, Inc. (Incorporated by reference to Exhibit 10(j) to Digital Lava's Form SB-2 Registration Statement (No. 333-66099))

      23.1        Consent of PricewaterhouseCoopers LLP

      23.2*       Consent of Latham & Watkins (included in Exhibit 5.1)

      24.1        Power of Attorney (included on page II-4)

-------------------

* Previously filed.